Exhibit (a)(1)(A)

Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
Emageon Inc.
at
$1.82 Net Per Share
by
AMICAS Acquisition Corp.
a wholly-owned subsidiary of
AMICAS, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M.,
NEW YORK CITY TIME, ON APRIL 1, 2009, UNLESS THE OFFER IS EXTENDED.

AMICAS Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of AMICAS, Inc., a Delaware corporation (“AMICAS”), is offering to purchase all outstanding shares of common stock, $0.001 par value (the “Shares”), of Emageon Inc., a Delaware corporation (“Emageon”), at a price of $1.82 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 23, 2009, among AMICAS, Purchaser and Emageon (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Emageon and Emageon will be the surviving corporation (the “Merger”).

The Emageon board of directors has unanimously determined that the Merger Agreement, the Offer and the Merger are advisable, fair to and in the best interests of, Emageon and its stockholders and approved the Merger Agreement, the Offer and the Merger. The Emageon board of directors unanimously recommended that Emageon stockholders accept the Offer and tender their Shares pursuant to the Offer.

There is no financing condition to the Offer. The Offer is subject to various conditions, including the condition that, at the expiration of the Offer, there have been validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares, if any, then beneficially owned by AMICAS, Purchaser and their majority-owned subsidiaries, constitutes at least a majority of the total number of the then-outstanding Shares on a fully diluted basis (as defined herein). A summary of the principal terms of the Offer appears on pages 3 through 6. You should read this entire document carefully before deciding whether to tender your Shares.

The Information Agent for the Offer is:

Morrow & Co., LLC

March 5, 2009

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should (a) for shares that are registered in your name, complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, mail or deliver the Letter of Transmittal (or a manually executed facsimile thereof) and any other required documents to StockTrans, Inc., the depositary for the Offer (the “Depositary”), and (i) for Shares held as physical certificates, deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal (or a manually executed facsimile thereof) or (ii) for Shares held in book-entry form, tender your Shares by book-entry transfer by following the procedures described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase, in each case by the expiration of the Offer, or (b) for Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, request that your broker, bank, or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, bank or other nominee you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares to Purchaser pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary by the expiration of the Offer, you may tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3 — “Procedures for Tendering Shares” of this Offer to Purchase.

* * *

Questions and requests for assistance may be directed to the Information Agent at its address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank or trust company for assistance.

SUMMARY TERM SHEET

This summary highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you. You should carefully read this entire Offer to Purchase and the other documents to which this Offer to Purchase refers to fully understand the Offer, the Merger and the related transactions. References to “we,” “us,” or “our,” unless the context otherwise requires, are references to Purchaser (as defined below).

Principal Terms

•	AMICAS Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of AMICAS, Inc., a Delaware corporation (“AMICAS”), is offering to purchase all outstanding shares of common stock, $0.001 par value (the “Shares”), of Emageon Inc., a Delaware corporation (“Emageon”), at a price of $1.82 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 23, 2009, among AMICAS, Purchaser and Emageon (the “Merger Agreement”), pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Emageon and Emageon will be the surviving corporation (the “Merger”).

•	The Offer is the first step in our plan to acquire all of the outstanding Shares, as provided in the Merger Agreement. Following consummation of the Offer, we intend to acquire the remainder of the Shares in the Merger for an amount in cash, without interest and subject to applicable withholding taxes, equal to the Offer Price. Emageon stockholders will have appraisal rights under the Delaware General Corporation Law (the “DGCL”) in connection with the Merger, but not the Offer.

•	The initial offering period for the Offer will end at 11:59 p.m., New York City time, on April 1, 2009, unless the Offer is extended in accordance with the terms of the Merger Agreement. We will announce any decision to extend the Offer in a press release stating the new expiration date no later than 9:00 a.m., New York City time, on the first business day after the previously scheduled date of expiration of the Offer.

•	The Merger Agreement provides that after the purchase by Purchaser of at least a majority of the outstanding Shares in the Offer, Purchaser will be entitled to designate a number of Emageon’s directors, rounded up to the next whole number, that is equal to the product of (i) the total number of directors on the Emageon Board (giving effect to the directors designated by Purchaser) multiplied by (ii) the percentage that the aggregate number of Shares so acquired by Purchaser bears to the total number of Shares outstanding. As a result, Purchaser will have the ability to designate a majority of the Emageon Board following the consummation of the Offer.

•	Emageon has granted Purchaser the option (which is exercisable, in Purchaser’s discretion, after satisfaction of the Minimum Tender Condition (as defined herein) and the acceptance by Purchaser of, and payment for, Shares tendered in the Offer, and prior to the effective time of the Merger (the “Effective Time”)), to purchase newly-issued Shares or treasury Shares of Emageon so as to increase the number of Shares owned by AMICAS and Purchaser to one Share more than 90 percent of the total Shares then-outstanding (the “top-up option”). The purpose of the top-up option is to permit us to complete the Merger under the “short-form” merger provisions of the DGCL without convening a meeting of Emageon’s stockholders. The top-up option may not be exercised for more Shares than are authorized and unissued by Emageon (including treasury Shares of Emageon). The purchase price per Share for Shares under the top-up option would be equal to the Offer Price. The top-up option is subject to certain additional terms and conditions.

Tender and Support Agreements

•	In connection with the execution of the Merger Agreement, AMICAS and Purchaser entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with certain officers, directors and stockholders of Emageon pursuant to which such officers, directors and stockholders have agreed, among other things, to tender all of their shares pursuant to the Offer. The outstanding Shares subject to the Tender and Support Agreement represent approximately 18 percent of the total outstanding Shares.

Emageon Board Recommendation

•	The Emageon board of directors has unanimously determined that the Merger Agreement, the Offer and the Merger are advisable, fair to and in the best interests of, Emageon and its stockholders and approved the Merger Agreement, the Offer and the Merger. The Emageon board of directors unanimously recommended that Emageon stockholders accept the Offer and tender their Shares pursuant to the Offer. See “Introduction” and Section 10 — “Background of the Offer; Contacts with Emageon” below, and Item 4 of Emageon’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

Conditions

•	We are not obligated to purchase any tendered Shares unless, at the expiration of the Offer, there have been validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares, if any, then beneficially owned by AMICAS and Purchaser and their majority-owned subsidiaries, constitutes at least a majority of the total number of the then-outstanding Shares on a “fully diluted basis” (which means, as of any time, the number of Shares outstanding, together with all Shares (if any) which Emageon would be required to issue (which excludes Shares that are issuable upon the exercise of options that have an exercise price greater than the Offer Price) pursuant to any then-outstanding options, benefit plans or obligations or securities convertible or exchangeable into Shares or otherwise, but only to the extent then so exercisable, convertible or exchangeable). We refer to this condition as the “Minimum Tender Condition.” As of February 27, 2009, the required number of Shares would have been approximately 10,724,860 Shares. As of the date of this Offer to Purchase, neither AMICAS nor Purchaser nor any of their majority-owned subsidiaries owns any Shares.

•	Our obligation to purchase any tendered Shares is also subject to the condition that the representations and warranties made by Emageon in Article III of the Merger Agreement (i) subject to any qualifications as to materiality are true and correct, and (ii) not subject to any such qualification are true and correct in all material respects, and the condition that Emageon has not breached in any material respect any of its material covenants in the Merger Agreement.

•	The Offer is also subject to a number of other important conditions. We can waive these conditions (other than the Minimum Tender Condition) without Emageon’s consent. See Section 13 — “Conditions of the Offer.”

•	There is no financing condition to the Offer. We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger, and (d) AMICAS has on hand, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

Procedures for Tendering Shares

•	If you wish to accept the Offer and:

•	you are a record holder (i.e., your Shares are registered in your name), you must deliver the share certificate(s) representing your Shares (or follow the procedures described in this Offer to Purchase for the transfer of Shares held in book-entry form), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other documents required by the Letter of Transmittal, to the Depositary. These materials must reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in Section 3 — “Procedures for Tendering Shares”;

•	you are a record holder, but your share certificate is not available or you cannot deliver it to the Depositary before the Offer expires, or you cannot comply in a timely manner with the procedure for tendering your Shares by book-entry transfer, you may be able to obtain three additional trading days to tender your Shares using the enclosed Notice of Guaranteed Delivery. See Section 3 — “Procedures for Tendering Shares” for more information; or

•	you hold your Shares through a broker or a bank, you should promptly contact your broker or bank and give instructions that your Shares be tendered by your bank or broker to the Depository.

Withdrawal Rights

•	You have the right to, and can, withdraw Shares that you previously tendered at any time until the Offer has expired and, if we have not by May 4, 2009 agreed to accept your Shares for payment, you can withdraw them at any time after such time until we accept your Shares for payment. See Sections 1 and 4 — “Terms of the Offer” and “Withdrawal Rights.”

•	To withdraw Shares that you previously tendered, you must deliver a written notice of withdrawal, or a facsimile of one, with the required information to the Depositary at a time when you have the right to withdraw your Shares. If you tendered your Shares through your broker or bank, you must instruct the broker or bank to arrange for the withdrawal of your Shares. See Sections 1 and 4 — “Terms of the Offer” and “Withdrawal Rights.”

Recent Emageon Trading Prices; Subsequent Trading

•	On February 20, 2009, the last trading day before AMICAS and Emageon announced the signing of the Merger Agreement, the closing price of the Shares reported on The NASDAQ Global Market was $0.75 per Share. The Offer Price of $1.82 per Share represents a premium of 143 percent to Emageon’s closing stock price on February 23, 2009.

•	On March 3, 2009, the most recent practicable date before Purchaser commenced the Offer, the closing price of the Shares reported on The Nasdaq Global Market was $1.76 per Share.

•	We advise you to obtain a recent quotation for Shares in deciding whether to tender your Shares in the Offer. See Section 6 — “Price Range of Shares; Dividends.”

U.S. Federal Income Tax Treatment

•	If you are a U.S. taxpayer, your receipt of cash for Shares in the Offer or in the Merger will be a taxable transaction for U.S. federal income tax purposes. You will generally recognize gain or loss in an amount equal to the difference between (a) the cash you receive in the Offer or the Merger and (b) your adjusted tax basis in the Shares you sell in the Offer or exchange in the Merger. That gain or loss will be capital gain or loss if the Shares are a capital asset in your hands, and will be long-term capital gain or loss if the Shares have been held for more than one year at the time of the exchange of your Shares for cash. You are urged to consult your own tax advisor as to the particular tax consequences of the Offer and the Merger to you, including the tax consequences under state, local, foreign and other tax laws. See Section 5 — “Material United States Federal Income Tax Consequences of the Offer and the Merger.”

Further Information

•	For further information, you can call Morrow & Co., LLC, the Information Agent for the Offer, at (203) 658-9400 (for banks and brokerage firms), or (800) 607-0088 (for holders), or you can email the Information Agent at emag.info@morrowco.com. See the back cover page of this Offer to Purchase.

To All Holders of Shares of Common Stock of Emageon Inc.:

INTRODUCTION

AMICAS Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of AMICAS, Inc., a Delaware corporation (“AMICAS”), hereby offers to purchase all outstanding shares of common stock, $0.001 par value (the “Shares”), of Emageon Inc., a Delaware corporation (“Emageon”), at a price of $1.82 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is not subject to any financing condition. The Offer is subject to the conditions, among others, that (a) at the expiration of the Offer there shall have been validly tendered in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares then beneficially owned by AMICAS and Purchaser and their majority-owned subsidiaries, constitutes at least a majority of the total number of then-outstanding Shares, on a fully diluted basis (the “Minimum Tender Condition”), and (b) subject to certain exceptions, no change, effect or occurrence that is, or reasonably would be expected to be, materially adverse to the business, financial condition, or results of operations of Emageon, or materially impair the ability of Emageon to consummate the Merger, shall have occurred since the date of the Merger Agreement. The Offer is also subject to certain other terms and conditions. See Section 13 — “Conditions of the Offer.”

The Offer will expire at 11:59 p.m., New York City time, on April 1, 2009 unless extended. The Purchaser and AMICAS do not expect to provide a subsequent offering period in connection with the Offer. See Sections 1, 13 and 15 — “Terms of the Offer,” “Conditions of the Offer” and “Certain Legal Matters.”

The Emageon board of directors has unanimously determined that the Merger Agreement, the Offer and the Merger are advisable, fair to and in the best interests of, Emageon and its stockholders and approved the Merger Agreement, the Offer and the Merger. The Emageon board of directors unanimously recommended that Emageon stockholders accept the Offer and tender their Shares pursuant to the Offer.

For a discussion of the factors considered by the board of directors of Emageon in reaching its decision to approve the Merger Agreement and recommend that Emageon stockholders accept the Offer and tender their Shares in the Offer, see Item 4 of Emageon’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

At a meeting of the Emageon board of directors on February 22, 2009, SunTrust Robinson Humphrey, Inc. (“SunTrust Robinson Humphrey”) rendered to the Emageon board of directors its oral opinion, which opinion was confirmed by the delivery of a written opinion dated February 22, 2009, to the effect that, as of that date and based on and subject to the matters described in its opinion, the $1.82 per Share Offer Price to be received in the Offer and Merger by the holders of Shares, other than AMICAS and its affiliates, was fair, from a financial point of view, to such holders. The full text of the written opinion of SunTrust, dated February 22, 2009, which sets forth, among other things, the assumptions made, procedures followed, matters considered, limitations and qualifications on the review undertaken in connection with the opinion, is included in Annex B to the Schedule 14D-9.

The Offer is being made pursuant to the Merger Agreement, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, the Merger will be effected. At the effective time of the Merger (the “Effective Time”), each outstanding Share (other than Shares held in the treasury of Emageon, or owned by Purchaser, AMICAS, any majority-owned subsidiary of AMICAS or Emageon or held by stockholders who properly exercise appraisal rights under the Delaware General Corporation Law (the “DGCL”) will by virtue of the Merger, and without action by the holder thereof, be canceled and converted into the right to receive an amount in cash, without interest and subject to applicable withholding taxes, equal to the Offer Price (the “Merger Consideration”), payable to the holder thereof upon surrender of the certificate formerly representing such Share. The Merger Agreement is more fully described in Section 11 — “Purpose of the Offer and Plans for Emageon; Merger Agreement.” Section 5 — “Material United States Federal Income Tax Consequences of the Offer and the Merger” below describes the principal U.S. federal income tax consequences of the sale of Shares in the Offer and the Merger.

Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of the stockholders of Emageon, if required by the DGCL. Section 253 of the DGCL provides that if a parent company owns at least 90 percent of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary (a “short-form merger”). Pursuant to the Merger Agreement, in the event that, following completion of the Offer, AMICAS, Purchaser and their majority-owned subsidiaries own at least 90 percent of the outstanding Shares, including Shares acquired through any exercise of the top-up option, AMICAS will effect a short-form merger of Purchaser into Emageon in accordance with the DGCL, as soon as practicable. If, pursuant to the Offer, the top-up option or otherwise, AMICAS, Purchaser and their majority-owned subsidiaries do not acquire Shares that, taken together, represent at least 90 percent of the Shares outstanding on a fully diluted basis, then Purchaser, together with AMICAS would thereafter seek the adoption of the Merger Agreement by an affirmative vote of a majority of the outstanding Shares prior to effecting the Merger. Under such circumstances, a significantly longer period of time will be required to effect the Merger. See Section 15 — “Certain Legal Matters.”

The Merger Agreement provides that after the purchase by Purchaser of at least a majority of the outstanding Shares in the Offer, Purchaser will be entitled to designate a number of Emageon’s directors, rounded up to the next whole number, that is equal to the product of (i) the total number of directors on the Emageon Board (giving effect to the directors designated by Purchaser) multiplied by (ii) the percentage that the aggregate number of Shares so acquired by Purchaser bears to the total number of Shares outstanding. As a result, Purchaser will have the ability to designate a majority of the Emageon Board following the consummation of the Offer.

In connection with the execution of the Merger Agreement, AMICAS and Purchaser entered into Tender and Support Agreements with certain officers, directors and stockholders of Emageon pursuant to which such officers, directors and stockholders have agreed, among other things, to tender all of their Shares pursuant to the Offer. The outstanding Shares subject to the Tender and Support Agreements represent approximately 18 percent of the total outstanding Shares.

As of the Effective Time, each option to acquire shares of Common Stock granted under Emageon’s equity award plans, whether vested or unvested, that is outstanding immediately prior to the Effective Time, will become vested with respect to the maximum number of shares of Common Stock covered thereby and will be cancelled, and the holder of such stock option will thereafter be entitled to receive from the surviving corporation an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such stock option multiplied by (ii) the maximum number of Shares subject to such stock option with respect to which such stock option shall not theretofore have been previously exercised.

No dissenters’ rights are available in connection with the Offer. However, under the DGCL, stockholders who continue to own their Shares at the time of the Merger and fulfill certain other requirements of the DGCL will have the right to exercise appraisal rights in connection with the Merger. See Section 15 — “Certain Legal Matters.”

If your Shares are registered in your name and you tender directly to the Depositary (as defined below) you will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser. If you hold your Shares through a broker or bank you should check with your broker or bank as to whether they charge any service fees or commissions. However, if you do not complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, or a Form W-8BEN or other Form W-8, as applicable, you may be subject to a required backup federal income tax withholding of 28 percent of the gross proceeds payable to you. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against your U.S. federal income tax liability. See Section 5 — “Material United States Federal Income Tax Consequences of the Offer and the Merger.” Purchaser will pay all charges and expenses of StockTrans, Inc. (the “Depositary”) and Morrow & Co., LLC (the “Information Agent”).

This Offer to Purchase and the related Letter of Transmittal, and Emageon’s Schedule 14D-9, contain important information and each such document should be read carefully and in its entirety before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer

Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), we will accept for payment and pay for all Shares validly tendered and not properly withdrawn by the Expiration Date in accordance with the procedures set forth in Section 4 — “Withdrawal Rights.” The term “Expiration Date” means 11:59 p.m., New York City time, on April 1, 2009, unless Purchaser has extended the initial offering period of the Offer, in which event the term “Expiration Date” shall mean the latest time and date at which the offering period of the Offer, as so extended by Purchaser, will expire.

The Offer is conditioned upon the satisfaction of the Minimum Tender Condition and the other conditions described in Section 13 — “Conditions of the Offer.” Purchaser may terminate the Offer without purchasing any Shares if certain events described in Section 13 occur.

We expressly reserve the right (but are not obligated), at any time or from time to time prior to the expiration of the Offer, subject to the consent of Emageon for changes as required by the Merger Agreement, to waive or otherwise modify or amend the terms of the Offer in any respect.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, we will be required to accept for payment and pay for any Shares that are validly tendered and not withdrawn in the Offer. We may, in our sole discretion and without Emageon’s consent, extend the Offer for one or more periods of time up to 20 business days per extension if, at the time the Offer is scheduled to expire, any of the offer conditions are not satisfied. Subject to the terms and conditions of the Merger Agreement, we will be required to extend the Offer (a) for any period required by any rule, regulation, interpretation or position of the SEC or The Nasdaq Stock Market applicable to the Offer, (b) for one period of 20 business days, at the request of Emageon or (c) for up to 20 business days per extension if, at the time the Offer is scheduled to expire, the offer condition set forth in subparagraph (b) of Section 13 — “Conditions of the Offer” is not satisfied but all other conditions to the Offer are satisfied or waived.

In any event, we are not required to extend the Offer beyond July 31, 2009 or at any time when Purchaser would be permitted to terminate the Merger Agreement. See Sections 1 and 13 — “Terms of the Offer” and “Conditions of the Offer.”

There can be no assurance that we will exercise our right to extend the Offer or that we will be required under the Merger Agreement to extend the Offer. During any extension of the initial offering period, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to withdrawal rights. See Section 4 — “Withdrawal Rights.” The Purchaser and AMICAS do not expect to provide a subsequent offering period in connection with the Offer.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and l4e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or the information concerning the tender offer, other than a change in the consideration offered or a change in the percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in the consideration offered or a change in the percentage of securities sought, a tender offer generally must remain open for a minimum of 10 business days following such change to allow for adequate disclosure to stockholders.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to not accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer set forth in Section 13 — “Conditions of the Offer” have not been satisfied or upon the occurrence of any of the events set forth in Section 13. Under certain circumstances, we may terminate the Merger Agreement and the Offer.

We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, to delay acceptance of Shares and to delay payment for Shares pending receipt of any governmental regulatory approvals specified in Section 15, without prejudice to our rights set forth in Section 13 — “Conditions of the Offer.” See Sections 13 and 15 — “Conditions of the Offer” and “Certain Legal Matters.” The reservation by us of the right to delay the acceptance of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or to return Shares deposited by or on behalf of tendering stockholders promptly after the termination or withdrawal of the Offer.

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(d), 14d-6(c) and l4e-1(d) under the Exchange Act. Without limiting our obligation under such rules or the manner in which we may choose to make any public announcement, we currently intend to make announcements by issuing a press release to the Dow Jones News Service (or such other national media outlet or outlets we deem prudent) and making any appropriate filing with the SEC.

Emageon has agreed to provide us with its list of stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Emageon’s stockholder list and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

For purposes of this Offer to Purchase, “business day” means any day on which the principal offices of the SEC in Washington, DC are open to accept filings or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York City, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

2.	Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered and not properly withdrawn at the Expiration Date promptly after the Expiration Date.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 below) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. See Section 3 — “Procedures for Tendering Shares.”

For purposes of the Offer, Purchaser will be deemed to have accepted for payment and thereby purchased Shares validly tendered and not properly withdrawn if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificates for such unpurchased Shares will be returned (or new certificates for the Shares not tendered will be sent), without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” such Shares will be credited to an account maintained with DTC) promptly following expiration or termination of the Offer.

If, prior to the Expiration Date, Purchaser shall increase the consideration offered to holders of Shares pursuant to the Offer, such increased consideration will be paid to holders of all Shares that are purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

Purchaser reserves the right, subject to the provisions of the Merger Agreement, to transfer or assign in whole or in part, from time to time, to one or more wholly-owned subsidiaries of AMICAS, the right to purchase all or any portion of the Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer and will in no way prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer. Under the Merger Agreement, AMICAS may assign any of its rights to any wholly-owned subsidiary of AMICAS, but no such assignment will relieve AMICAS from its obligations under the Merger Agreement.

3.	Procedures for Tendering Shares

Valid Tender of Shares.  Except as set forth below, to validly tender Shares pursuant to the Offer, (a) a properly completed and duly executed Letter of Transmittal (or a manually executed facsimile thereof) in accordance with the instructions of the Letter of Transmittal, with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry delivery of Shares, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (x) certificates representing Shares tendered must be delivered to the Depositary or (y) such Shares must be properly delivered pursuant to the procedures for book-entry transfer described below and a confirmation of such delivery received by the Depositary (which confirmation must include an Agent’s Message if the tendering stockholder has not delivered a Letter of Transmittal), in each case, prior to the Expiration Date, or (b) the tendering stockholder must comply with the guaranteed delivery procedures set forth below. The term “Agent’s Message” means a message, transmitted by DTC to, and received by, the Depositary and forming a part of a Book-Entry Confirmation (as defined below), which states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against the participant.

Book-Entry Transfer.  The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in DTC’s systems may make a book-entry transfer of Shares by causing DTC to transfer such Shares into the Depositary’s account in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer, either the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase by the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.”

Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the Depositary.

Signature Guarantees and Stock Powers.  Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a financial institution (which includes most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of a recognized Medallion Program approved by the Securities Transfer Association, Inc., including the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program and the Stock Exchanges Medallion Program (each, an “Eligible Institution”). Signatures on a Letter of Transmittal need not be guaranteed (a) if the Letter of Transmittal is signed by the registered owner(s) (which term, for purposes of this section, includes any participant in any of DTC’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered owner has not completed the box entitled “Special Payment Instructions” or the box entitled “Special Delivery Instructions” on the Letter of Transmittal or (b) if such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If the certificates for Shares are registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made or certificates for Shares not tendered or not accepted for payment are to be returned to a person other than the registered owner of the certificates surrendered, then the tendered certificates must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name or names of the registered owner(s) or holder(s) appear on the certificates, with the signatures on the certificates or stock powers guaranteed as described above. See Instructions 1 and 5 of the Letter of Transmittal.

If certificates representing Shares are forwarded separately to the Depositary, a properly completed and duly executed Letter of Transmittal (or facsimile) must accompany each delivery of certificates.

Guaranteed Delivery.  A stockholder who desires to tender Shares pursuant to the Offer and whose certificates for Shares are not immediately available, who cannot comply with the procedure for book-entry transfer on a timely basis, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all of the requirements set forth below:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser, is received by the Depositary (as provided below) prior to the Expiration Date; and

•	the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation with respect to all such Shares), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and any other required documents, are received by the Depositary within three trading days after the date of execution of such Notice of

Guaranteed Delivery. A “trading day” is any day on which The NASDAQ Global Market is open for business.

The Notice of Guaranteed Delivery may be transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of all such documents will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, by Book-Entry Confirmation). If such delivery is by mail, it is recommended that all such documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Other Requirements.  Notwithstanding any provision hereof, Purchaser will pay for Shares pursuant to the Offer only after timely receipt by the Depositary of (a) certificates for (or a timely Book-Entry Confirmation with respect to) such Shares, (b) a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid by Purchaser on the purchase price of Shares, regardless of any extension of the Offer or any delay in making such payment.

Binding Agreement.  The acceptance for payment by Purchaser of Shares tendered pursuant to one of the procedures described above will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

Appointment as Proxy.  By executing and delivering a Letter of Transmittal as set forth above (or, in the case of a book-entry transfer, by delivering an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder irrevocably appoints designees of Purchaser as such stockholder’s proxies, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares on or after the date of the Merger Agreement. All such proxies and powers of attorney will be considered coupled with an interest in the tendered Shares. Such appointment is effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder will be revoked, and no subsequent powers of attorney, proxies or consents may be given (and, if given, will not be deemed effective). Purchaser’s designees will, with respect to the Shares or other securities and rights for which the appointment is effective, be empowered to exercise all voting and other rights of such stockholder as they, in their sole discretion, may deem proper at any annual, special, adjourned or postponed meeting of the stockholders of Emageon, by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s payment for such Shares Purchaser must be able to exercise full voting, consent and other rights to the extent permitted under applicable law with respect to such Shares and other securities, including voting at any meeting of stockholders or executing a written consent concerning any matter.

Determination of Validity.  All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by Purchaser in its sole and absolute discretion, which determination will be final and binding. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder whether or not similar defects or irregularities are waived in the case of any other stockholder. No tender of Shares will be deemed to have been validly made until all defects and irregularities relating thereto have been cured or waived. None of AMICAS, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Instructions thereto and any other documents related to the Offer) will be final and binding.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4, tenders of Shares pursuant to the Offer are irrevocable. A stockholder may withdraw Shares tendered pursuant to the Offer at any time on or prior to the Expiration Date and, unless and until Purchaser has previously accepted them for payment, such Shares may also be withdrawn at any time after May 4, 2009. The Purchaser and AMICAS do not expect to provide a subsequent offering period in connection with the Offer.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of AMICAS, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering shares described in Section 3 — “Procedures for Tendering Shares” at any time prior to the Expiration Date.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept for payment, Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under this Offer, the Depositary may nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders exercise withdrawal rights as described in this Section 4 before the Expiration Date or at any time after May 4, 2009 unless theretofore accepted for payment as provided herein.

5.	Material United States Federal Income Tax Consequences of the Offer and the Merger

The following is a summary of the material U.S. federal income tax consequences to holders of Shares upon the tender of Shares for cash pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to a decision to dispose of Shares in the Offer or the Merger, including tax considerations that arise from rules of general application to all taxpayers or to certain classes of investors or that are generally assumed to be known by investors. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to differing interpretations and/or change at any time (possibly with retroactive effect). No opinion of counsel has been obtained and no advance ruling has been sought or obtained from the IRS regarding the U.S. federal income tax consequences of the Offer or the Merger. The statements herein are not binding on the IRS or a court. As a result, we cannot assure you that the tax consequences discussed below will not be challenged by the IRS or sustained by a court if so challenged.

This summary is not a complete description of all the tax consequences of the Offer and the Merger and, in particular, may not address U.S. federal income tax considerations to holders of Shares subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities or currencies, traders that mark to market, holders who hold their Shares as part of a hedge, straddle or conversion transaction, mutual funds, real estate investment trusts, regulated investment companies, real estate mortgage investment conduits, insurance companies, tax-exempt entities, partnerships (or other pass-through entities for U.S. federal income tax purposes), holders who obtained their Shares by exercising options or in consideration for services, and certain U.S. expatriates). In addition, this summary does not discuss any consequences to holders of options to purchase Shares or any aspect of state, local or foreign tax law that may be applicable to any holder of Shares, or any U.S. federal tax considerations other than U.S. federal income tax considerations. This summary assumes that holders own Shares as capital assets.

We urge each holder of Shares to consult their own tax advisors with respect to the specific tax consequences to them in connection with the Offer and the Merger in light of their own particular circumstances, including such holder’s status as a U.S. Holder or a Non-U.S. Holder, as well as any tax consequences that may arise under state, local, foreign and other tax laws.

U.S. Holders

Except as otherwise set forth below, the following discussion is limited to the U.S. federal income tax consequences relevant to a beneficial owner of Shares that is, for U.S. federal income tax purposes, a citizen or resident of the United States, a domestic corporation (or any other entity or arrangement treated as a corporation for U.S. federal income tax purposes), any estate (other than a foreign estate), and any trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust (a “U.S. Holder”).

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes, and a U.S. Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares. Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such U.S. Holder’s holding period for the Shares is more than one year at the time of the exchange of such holder’s Shares for cash. Long-term capital gains recognized by a non-corporate holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax and Information Reporting

Payments made with respect to Shares exchanged for cash in the Offer or the Merger will be subject to information reporting, and may be subject to U.S. federal backup withholding tax (at a rate of 28 percent) unless the U.S. Holder (i) furnishes an accurate tax identification number or otherwise complies with applicable U.S. information reporting or certification requirements (typically, by completing and signing a substitute Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary) or (ii) is a corporation (with some exceptions) or other exempt recipient and, when required, demonstrates such fact. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. Holder’s United States federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.

Non-U.S. Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of Shares. The term “Non-U.S. Holder” means a beneficial owner of a Share that is not a U.S. Holder.

Non-U.S. Holders should consult their own tax advisors to determine the specific U.S. federal, state, local and foreign tax consequences that may be relevant to them.

Payments with Respect to Shares

In general, a Non-U.S. Holder’s gain or loss from the exchange of Shares for cash pursuant to the Offer or the Merger will be determined in the same manner as that of a U.S. Holder. However, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized unless:

(a) the gain on Shares, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to the Non-U.S. Holder’s permanent establishment in the United States) (in which event (i) the Non-U.S. Holder will be subject to U.S. federal income tax as described under “U.S. Holders,” but such Non-U.S. Holder should provide a Form W-8ECI instead of a Form W-9, and (ii) if the Non-U.S. Holder is a corporation, it may be subject to branch profits tax on such gain at a 30 percent rate (or such lower rate as may be specified under an applicable income tax treaty));

(b) the Non-U.S. Holder is an individual who was present in the United States for 183 days or more in the taxable year and certain other conditions are met (in such event the Non-U.S. Holder will be subject to tax at a flat rate of 30 percent (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of the Shares net of applicable U.S. losses from sales or exchanges of other capital assets recognized during the year); or

(c) the Non-U.S. Holder is an individual subject to tax pursuant to U.S. tax rules applicable to certain expatriates.

Backup Withholding Tax and Information Reporting

Backup withholding tax generally will not apply to payments pursuant to the Offer or the Merger effected outside the United States. Information reporting and backup withholding may apply to dispositions effected inside the United States, and information reporting may apply to dispositions effected outside the United States if through financial intermediaries with certain connections to the United States, unless, in each case, the Non-U.S. Holder has provided the Depositary with an IRS Form W-8BEN (or a Form W-8ECI if your gain is effectively connected with the conduct of a U.S. trade or business). If shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules may be refunded or credited against a Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that you furnish the required information to the Internal Revenue Service in a timely manner.

6.	Price Range of Shares; Dividends

The Shares are traded on The NASDAQ Global Market under the symbol “EMAG.” The following table sets forth, for the calendar quarters indicated, the high and low sales prices per Share on The NASDAQ Global Market as reported by published financial sources with respect to the periods set forth below:

Fiscal Year	High	Low

2007:
First Quarter	$15.58	$9.75
Second Quarter	$11.89	$7.42
Third Quarter	$10.25	$7.90
Fourth Quarter	$8.66	$3.08
2008:
First Quarter	$4.05	$1.87
Second Quarter	$2.91	$2.06
Third Quarter	$2.55	$1.80
Fourth Quarter	$2.74	$0.89
2009:
First Quarter (through March 3, 2009)	$2.69	$0.70

On February 20, 2009, the last full trading day prior to the public announcement of the terms of the Offer and the Merger, the reported closing sales price per Share on The NASDAQ Global Market was $0.75 per Share. On March 3, 2009, the most recent practicable date prior to the commencement of the Offer, the reported closing sales price per Share on The NASDAQ Global Market was $1.76 per Share. Emageon has never paid dividends. Under the terms of the Merger Agreement, Emageon is not permitted to declare or pay dividends with respect to the Shares without the prior written consent of AMICAS. See Section 14 — “Dividends and Distributions.” Stockholders are urged to obtain a current market quotation for the Shares.

7.	Possible Effects of the Offer on the Market for the Shares; Nasdaq Listing; Exchange Act Registration and Margin Regulations

As set forth in Section 11 — “Purpose of the Offer and Plans for Emageon; The Merger — The Merger,” following the purchase of Shares pursuant to the Offer, on the terms and subject to the conditions set forth in the Merger Agreement, AMICAS will seek the adoption of the Merger Agreement and to effect the Merger, pursuant to which all Shares, other than Shares owned by Parent, Purchaser, Emageon or stockholders who properly exercise appraisal rights under Section 262 of the DGCL, will be canceled and converted into the right to receive from Purchaser the Merger Consideration. However, even if the Merger is not consummated, during the period after the Purchase Time and prior to consummation of the Merger, our purchase of Shares in the Offer may have material effects on the market for the Shares, Nasdaq listing and Exchange Act registration of the Shares and the eligibility of the Shares as collateral for margin loans. These potential effects are summarized below.

Possible Effects of the Offer on the Market for the Shares.  The purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining Shares held by the public. The purchase of Shares pursuant to the Offer can also be expected to reduce the number of holders of Shares. We cannot predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Nasdaq Listing.  On October 16, 2008 and December 19, 2008, pursuant to Issuer Alerts #2008-005 and #2008-005A (the “Alerts”), The NASDAQ Stock Market, LLC (“Nasdaq”) suspended enforcement of its rules requiring a minimum market value of publicly held shares and its rules requiring a minimum $1.00 closing bid price. According to the Alerts, these rules will be reinstated on Monday, April 20, 2009. Thereafter, depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on The NASDAQ Global Market. According to the published guidelines of Nasdaq, Nasdaq would consider disqualifying the Shares for listing on The NASDAQ Global Market if, among other possible grounds, (a) the number of publicly held Shares falls below 500,000, (b) the total number of beneficial holders of round lots of Shares falls below 300, (c) the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million, (d) there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period, (e) the bid price for the Shares over a 30 consecutive business day period is less than $1.00, or (f) (i) Emageon has stockholders’ equity of less than $2.5 million, (ii) the market value of Emageon’s listed securities is less than $35 million over a 10 consecutive business day period, and (iii) Emageon net income from continuing operations is less than $500,000 for the most recently completed fiscal year and two of the last three most recently completed fiscal years. Shares held by officers or directors of Emageon, or by any beneficial owner of more than 10 percent of the Shares, will not be considered as being publicly held for this purpose. According to Emageon, as of February 23, 2009, there were 21,449,718 Shares outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares are either no longer eligible for The NASDAQ Global Market, the market for Shares will be adversely affected.

If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations for the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

Exchange Act Registration.  The Shares are currently registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by Emageon upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by Emageon to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to Emageon. Furthermore, the ability of “affiliates” of Emageon and persons holding “restricted securities” of Emageon to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing or reporting on Nasdaq. Purchaser intends to seek to cause Emageon to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations.  The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding market quotations, the Shares might no longer constitute “margin securities” for the purposes of the margin regulations, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

8.	Certain Information Concerning Emageon

The following description of Emageon and its business has been taken from Emageon Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and is qualified in its entirety by reference to such report.

Emageon is a Delaware corporation with its principal executive offices located at 1200 Corporate Drive, Suite 200 Birmingham, Alabama 35242. Emageon’s telephone number at such principal executive offices is (205) 980-9222.

Emageon provides enterprise-level information technology solutions for the clinical analysis and management of digital medical images within healthcare provider organizations. Emageon’s solutions consist of enterprise visualization and image management software for multiple medical specialties, comprehensive reporting and knowledge tools for cardiology, support services and third-party components. Its web-enabled enterprise visualization software provides physicians across the enterprise — in multiple medical specialties and at any network access point — with tools to manipulate and analyze images in two dimensions (“2D”) and three dimensions (“3D”). Emageon enables physicians to better understand internal anatomic structure and pathology, which can improve clinical diagnoses, disease screening and therapy planning.

Available Information.  Emageon is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning Emageon business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options granted to them), the principal holders of Emageon securities, any material interests of such persons in transactions with Emageon, and other matters is required to be disclosed in proxy statements and periodic reports distributed to Emageon’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, N.E., Washington, D.C. 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as Emageon, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Sources of Information.  Except as otherwise set forth herein, the information concerning Emageon contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC and other public sources. Although we have no knowledge that any such information contains any misstatements or omissions, none of AMICAS, Purchaser, or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning Emageon contained in such documents and records or for any failure by Emageon to disclose events which may have occurred or may affect the significance or accuracy of any such information.

9.	Certain Information Concerning Purchaser and AMICAS

Purchaser.  Purchaser is a Delaware corporation and, to date, has engaged in no activities other than those incident to its formation and to the Offer and the Merger. Purchaser is a wholly-owned subsidiary of AMICAS. The principal executive offices of Purchaser are located at 20 Guest Street, Suite 400, Boston, Massachusetts 02135, and Purchaser’s telephone number at such principal executive offices is (617) 779-7879.

AMICAS.  AMICAS is a publicly-traded, Delaware corporation. Its shares are listed on the Nasdaq Global Market and are traded under the trading symbol “AMCS.” AMICAS is a leader in radiology and medical image and information management solutions. The principal executive offices of AMICAS are located at 20 Guest Street, Suite 400, Boston, Massachusetts 02135, and AMICAS’ telephone number at such principal executive offices is (617) 779-7879.

Additional Information.  The name, business address, citizenship, present principal occupation and employment history for the past five years of each of the members of the board of directors and the executive officers of AMICAS and the members of the board of directors and the executive officers of Purchaser are set forth in Schedule A to this Offer to Purchase.

None of AMICAS, Purchaser or, to the knowledge of AMICAS or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws or a finding of any violation of U.S. federal or state securities laws.

Except as set forth elsewhere in this Offer to Purchase or in Schedule A: (a) none of AMICAS, Purchaser or, to the knowledge of AMICAS or Purchaser after reasonable inquiry, any of the persons listed in Schedule A or any associate or majority-owned subsidiary of AMICAS, Purchaser or any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of Emageon, (b) none of AMICAS, Purchaser or, to the knowledge of AMICAS or Purchaser after reasonable inquiry, any of the persons referred to in clause (a) above or any of their executive officers, directors, affiliates or subsidiaries has effected any transaction in Shares or any other equity securities of Emageon during the past 60 days, (c) none of AMICAS, Purchaser, their subsidiaries or, to the knowledge of AMICAS or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, has any agreement, arrangement, or understanding, whether or not legally enforceable, with any other person with respect to any securities of Emageon (including, but not limited to, any agreement, arrangement, or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations), (d) in the past two years, there have been no transactions that would require reporting under the rules and regulations of the SEC between any of AMICAS, Purchaser, their subsidiaries or, to the knowledge of AMICAS or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Emageon or any of its executive officers, directors or affiliates, on the other hand, and (e) in the past two years, there have been no negotiations, transactions or material contacts between any of AMICAS, Purchaser, their subsidiaries or, to the knowledge of AMICAS or Purchaser after reasonable inquiry, any of the persons listed in Schedule A, on the one hand, and Emageon or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of Emageon’s securities, an election of Emageon’s directors or a sale or other transfer of a material amount of assets of Emageon.

We do not believe our financial condition is relevant to your decision whether to tender your Shares and accept the Offer because (a) the Offer is being made for all outstanding Shares solely for cash, (b) the Offer is not subject to any financing condition, (c) if we consummate the Offer, we will acquire all remaining Shares for the same cash price in the Merger, and (d) AMICAS has on hand, and will arrange for Purchaser to have, sufficient funds to purchase all Shares validly tendered and not properly withdrawn in the Offer and to acquire the remaining outstanding Shares in the Merger.

Available Information.  Pursuant to Rule 14d-3 under the Exchange Act, AMICAS and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Additionally, AMICAS is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. AMICAS filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0212 at prescribed rates.

10.	Background of the Offer; Contacts with Emageon

On December 21, 2007, AMICAS and Emageon entered into a non-disclosure and confidentiality agreement and SunTrust Robinson Humphrey, Inc., a financial advisor of Emageon, presented to AMICAS an information package related to a potential acquisition of Emageon.

On December 21, 2007, AMICAS began its review of Emageon diligence materials.

At the beginning of May 2008, Dr. Kahane of AMICAS contacted Mr. Chuck Jett, the Chief Executive Officer of Emageon, to express an interest in discussing a possible acquisition of Emageon by AMICAS.

On July 13, 2008, the Board of Directors of AMICAS (the “AMICAS Board”) met and discussed a possible acquisition of Emageon with management of AMICAS. Representatives of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., outside legal counsel to AMICAS (“Mintz Levin”), were also present and discussed considerations relating to a potential acquisition.

On or about July 22, 2008, Dr. Kahane of AMICAS contacted Mr. Jett of Emageon to request that Emageon negotiate the transaction with AMICAS on an exclusive basis and discussed a possible valuation of Emageon, which represented a discount to Emageon’s then current market price. AMICAS subsequently learned from Emageon that Emageon determined that the valuation proposed by AMICAS was too low.

On August 1, 2008, Dr. Kahane of AMICAS forwarded to Mr. Jett of Emageon a bid letter which indicated a proposed offer price of $2.10 per share in cash that was again rejected as too low.

On September 11, 2008, AMICAS submitted an updated offer to Emageon which again indicated a proposed offer price of $2.10 per share in cash.

On September 15, 2008, Dr. Kahane of AMICAS spoke with representatives of Jefferies & Company, a financial advisor of Emageon, who informed Dr. Kahane that Emageon’s Strategic Alternatives Committee had met on September 12, 2008 and decided that AMICAS was not going to be invited to continue in the bidding process.

On or about September 18, 2008, AMICAS contacted Emageon to request the opportunity to continue in the bidding process with Emageon. In response, AMICAS was told that the valuation submitted by AMICAS in its indication of interest was substantially below the valuation ranges that had been received by Emageon from other third parties. Dr. Kahane of AMICAS expressed to Mr. Jett of Emageon that AMICAS believed it would be able to increase its offer price. Emageon agreed to provide AMICAS a bid package.

On September 23, 2008, AMICAS received a bid package from Emageon.

On October 3, 2008, AMICAS submitted a revised bid to purchase Emageon for $2.20 per share in cash and a markup of the form of merger agreement provided by Emageon.

On October 6, 2008, representatives of Jefferies & Company informed Dr. Kahane of AMICAS that AMICAS’s bid was not accepted and that Emageon was in the process of negotiating the transaction with a third party.

On October 13, 2008, Emageon announced that it had entered into an agreement with Health Systems Solutions, Inc. (“HSS”), relating to the acquisition of Emageon by HSS in an all cash transaction. Under the terms of the agreement, HSS agreed to acquire all outstanding shares of Emageon common stock for $2.85 a share in cash.

On February 13, 2009, Emageon announced that it had terminated its amended merger agreement with HSS due to HSS’ failure to receive the financing necessary to fund the merger on or before the designated closing date of February 11, 2009 and that it had received $9 million which had been placed in escrow in connection with the proposed merger with HSS (the “Escrow Amount”).

On February 16, 2009, the AMICAS Board met to review the status of a possible transaction with Emageon and authorized management of AMICAS to submit a revised bid letter to Emageon reflecting an offer price of $2.05 per share in cash.

On February 16, 2009, Dr. Kahane of AMICAS forwarded to representatives of Jefferies & Company a revised bid letter, indicating a proposed offer price of $2.05 per share in cash. In addition, Mr. Jett of Emageon contacted Dr. Kahane of AMICAS to inform him that AMICAS was one of two remaining parties whose proposals to acquire Emageon were being considered.

On February 16, 2009, representatives of AMICAS, Mintz Levin and Bass, Berry and Sims PLC (“Bass Berry”), outside legal counsel to Emageon, held a conference call to discuss the outline of a proposed transaction in which AMICAS would acquire Emageon, including the possibility of a tender offer.

On February 18, 2009, the AMICAS Board met to discuss the terms of the merger agreement and the proposed acquisition in detail.

On February 18, 2009, Dr. Kahane of AMICAS forwarded to representatives of Jefferies & Company a revised bid letter, indicating a proposed offer price of $1.69 per share in cash to be delivered at closing, with an additional $0.41 per share (which equates to the Escrow Amount) to be held in escrow pending the resolution of any claims that might be made with respect to the Escrow Amount, or, alternatively, $1.82 per share in cash with no amount to be held in escrow.

On February 19, 2009, Dr. Kahane of AMICAS forwarded to Mr. Jett and to a representative of Jefferies & Company the markup of the merger agreement form that had been provided by Emageon. In addition, on February 19, 2009, representatives of AMICAS, Emageon, Mintz Levin and Bass Berry held a conference call to discuss conceptual issues in the markup of the merger agreement that had been provided, including with respect to representations and warranties. The parties also discussed a possible conversion of the merger structure to a tender offer. Emageon also requested that AMICAS increase its offer price, and AMICAS indicated it would not.

On February 20, 2009, representatives of Mintz Levin and Bass Berry exchanged drafts of the merger agreement and disclosure schedules, and held a conference call to discuss open issues relating to the conversion of the structure of the agreement into a tender offer.

On February 21, 2009, representatives of AMICAS, Emageon, Mintz Levin and Bass Berry held a conference call to discuss open issues relating to the agreement.

On February 22, 2009, the AMICAS Board met and unanimously approved the tender offer to acquire Emageon, and representatives of Mintz Levin and Bass Berry continued to exchange drafts of the merger agreement and disclosure schedules, and held conference calls to discuss the remaining open issues in the merger agreement.

On February 23, 2009, the merger agreement and related transaction documents were finalized and executed by the parties, and AMICAS and Emageon issued a joint press release announcing that they had entered into an agreement relating to the acquisition of Emageon by a subsidiary of AMICAS, through a tender offer to acquire all of the outstanding shares of Emageon common stock for $1.82 per share in cash, for a total of approximately $39.0 million.

11.	Purpose of the Offer and Plans for Emageon; Merger Agreement

Purpose of the Offer and Plans for Emageon.  The purpose of the Offer and the Merger is for AMICAS, through Purchaser, to acquire control of, and the entire equity interest in, Emageon. Pursuant to the Merger, AMICAS will acquire all of the capital stock of Emageon not purchased pursuant to the Offer, the top-up option or otherwise. Stockholders of Emageon who sell their Shares in the Offer will cease to have any equity interest in Emageon or any right to participate in its earnings and future growth. If the Merger is consummated, non-tendering stockholders also will no longer have an equity interest in Emageon. On the other hand, after selling their Shares in the Offer or the subsequent Merger, stockholders of Emageon will not bear the risk of any decrease in the value of Emageon.

After the purchase of Shares tendered pursuant to the Offer, AMICAS is entitled and currently intends to exercise its rights under the Merger Agreement to obtain pro rata representation on, and control of, the board of directors of Emageon. See “The Merger Agreement — Directors” below.

In accordance with the Merger Agreement, following the time of the purchase of Shares pursuant to the Offer (the time of such purchase, the “Purchase Time”), AMICAS will acquire the remaining Shares pursuant to the Merger. In the event that the Minimum Tender Condition is satisfied, Purchaser may acquire Shares pursuant to the top-up option.

AMICAS and Purchaser are conducting a detailed review of Emageon and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. AMICAS and Purchaser will continue to evaluate the business and operations of Emageon during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as they deem appropriate under the circumstances then existing. Thereafter, AMICAS intends to review such information as part of a comprehensive review of Emageon’s business, operations, capitalization and management with a view to optimizing development of Emageon’s potential in conjunction with AMICAS’ existing businesses. Possible changes could include changes in Emageon’s business, corporate structure, charter, bylaws, capitalization, board of directors, management or dividend policy, although, except as disclosed in this Offer to Purchase, AMICAS and Purchaser have no current plans with respect to any of such matters.

Except as disclosed in this Offer to Purchase, neither Purchaser nor AMICAS has any present plans or proposals that would result in an extraordinary corporate transaction involving Emageon, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, or any material changes in Emageon’s capitalization, corporate structure, business or composition of its management or board of directors.

The Merger Agreement.  The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that AMICAS and Purchaser have filed with the SEC on March 5, 2009 (the “Schedule TO”) and which is incorporated herein by reference. The Merger Agreement may be examined and copies may be obtained in the manner set forth in Section 8 under “Available Information.”

The Offer.  The Merger Agreement provides that Purchaser will as promptly as possible (but in no event later than March 5, 2009) commence the Offer and that, upon the terms and subject to prior satisfaction or waiver of the conditions to the Offer described in Section 13 — “Conditions of the Offer” (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and pay for, all Shares validly tendered pursuant to the Offer and not withdrawn by the Expiration Date. Purchaser expressly reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect; provided that, pursuant to the Merger Agreement, Purchaser has agreed that it will not, without the prior written consent of Emageon, (a) decrease the Offer Price or change the form of consideration payable in the Offer, (b) decrease the number of Shares sought pursuant to the Offer, (c) amend or waive the Minimum Tender Condition, (d) add to the conditions to the Offer described in Section 13 — “Conditions of the Offer,” (e) modify those conditions in a manner adverse to the holders of Shares, (f) extend the Expiration Date of the Offer or (g) make any other change in the terms or conditions of the Offer which is adverse to the holders of Shares.

Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, Purchaser will be required to accept for payment and pay for any Shares validly tendered and not withdrawn. Purchaser will extend the Offer (a) for any period required by any rule, regulation, interpretation or position of the SEC or Nasdaq applicable to the Offer, (b) for one period of up to 20 business days, at the request of Emageon, or (c) for up to 20 business days per extension if, at the time the Offer is scheduled to expire, the offer condition set forth in subparagraph (b) of Section 13 — “Conditions of the Offer” is not satisfied but all other conditions to the Offer are satisfied or waived.

In any event, Purchaser is not required to extend the Offer beyond July 31, 2009 or at any time when AMICAS, Purchaser or Emageon would be permitted to terminate the Merger Agreement. See Sections 1 and 13 — “Terms of the Offer” and “Conditions of the Offer.”

Recommendation.  Emageon has represented to us in the Merger Agreement that its board of directors (at a meeting or meetings duly called and held) has unanimously (a) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, (b) determined the Merger Agreement, the Offer and the Merger are fair to, and in the best interests of, Emageon and its stockholders, and (c) declared the advisability of the Merger Agreement and resolved to recommend that Emageon’s stockholders tender their Shares in the Offer and adopt the Merger Agreement (the “Emageon Board Recommendation”).

Directors.  The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, after Purchaser has purchased such number of Shares tendered in the Offer as represents at least a majority of the then outstanding Shares, Purchaser has the right to designate a number of directors of Emageon, rounded up to the next whole number, that is equal to the product of the total number of directors on the Emageon board and the percentage that the number of Shares purchased bears to the total number of Shares outstanding. Emageon will, upon request by Purchaser, promptly increase the size of its board of directors or use its reasonable best efforts to secure the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and will cause Purchaser’s designees to be so elected or appointed. Emageon has also agreed in the Merger Agreement to use its reasonable best efforts to cause individuals designated by Purchaser to constitute the same percentage of each committee of the Emageon board of directors as the percentage of the entire board represented by the individuals designated by Purchaser.

The Merger Agreement further provides that until the Effective Time, any amendment or termination of the Merger Agreement by Emageon, any extension of time for the performance of any of the obligations or other acts of AMICAS or Purchaser under the Merger Agreement, any waiver of compliance with any of the agreements or conditions under the Merger Agreement other than those that are for the benefit of AMICAS, any exercise of Emageon’s rights or remedies under the Merger Agreement, any action to seek to enforce any obligation of AMICAS or Purchaser under the Merger Agreement (or any other action by the Emageon board of directors with respect to the Merger Agreement or the Merger if such other action adversely affects, or could reasonably be expected to adversely affect, any of the holders of Shares other than AMICAS or Purchaser) or any amendment to Emageon’s charter or bylaws may only be authorized by, and will require the authorization of, a majority of the directors of Emageon then in office who are directors of Emageon as of the date of the Merger Agreement or their successors as appointed by such continuing directors (the “Continuing Directors”) or, if there are no Continuing Directors, by a majority of the independent directors of Emageon. If there are no Continuing Directors or independent directors of Emageon, such actions will require only the approval by a majority vote of the Emageon board of directors.

In the event Purchaser’s designees are elected or appointed to the Emageon board of directors as described above, the Merger Agreement requires that until the Effective Time the Emageon board of directors (including the Committees thereof) shall have at least the number of independent directors as may be required by the Nasdaq rules or the U.S. federal securities laws.

Top-Up Option.  Emageon has irrevocably granted to Purchaser an option (the “Top-Up Option”), exercisable only after satisfaction of the Minimum Tender Condition and Purchaser’s acceptance for payment of Shares validly tendered in the Offer and payment for such Shares in accordance with the terms of the Offer, to purchase that number of Shares equal to the number of Shares that, when added to the number of Shares owned directly or indirectly by AMICAS or Purchaser immediately following the consummation of the Offer, shall constitute one share more than 90 percent of the total Shares then outstanding (after giving effect to the issuance of the Top-Up Shares) at a price per Share equal to the Offer Price. In no event will the Top-Up Option be exercisable for a number of Shares in excess of Emageon’s then authorized and unissued Shares (including as authorized and unissued Shares any Shares held in the treasury of Emageon). The purpose of the Top-Up Option is to permit us to complete the Merger under the “short form” merger provisions of the DGCL without convening a meeting of Emageon’s stockholders.

The Merger.  The Merger Agreement provides that, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Emageon and Emageon will be the surviving corporation. The Merger Agreement further provides that, if following consummation of the Offer, any subsequent offering period, or the exercise of the Top-Up Option, AMICAS and Purchaser (together with any other subsidiary of AMICAS) own at least 90 percent of the outstanding shares of each class of capital stock of Emageon, each of AMICAS, Purchaser and Emageon will, subject to the satisfaction of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective, as soon as practicable after consummation of the Offer, as a short-form merger without a meeting of the stockholders of Emageon in accordance with Section 253 of the DGCL.

AMICAS, Purchaser and Emageon have agreed in the Merger Agreement that, unless AMICAS and Purchaser effect a short-form merger pursuant to Delaware law, AMICAS and Purchaser shall, as stockholders representing a majority of the voting power of the Shares outstanding and entitled to vote, adopt the Merger Agreement by written consent without a meeting of Emageon’s stockholders. If required by applicable law, Emageon’s certificate of incorporation or bylaws or any applicable rule or regulation of any stock exchange, Emageon will hold a special meeting of its stockholders as soon as practicable following the consummation of the Offer, but not earlier than twenty days after an information statement is first distributed to Emageon’s stockholders, for the purpose of adopting the Merger Agreement. AMICAS and Purchaser have agreed that, at the special meeting, all of the Shares acquired pursuant to the Offer or otherwise owned by AMICAS or Purchaser or AMICAS’s subsidiaries will be voted in favor of the Merger.

Charter, Bylaws, Directors, and Officers.  At the Effective Time, the certificate of incorporation of Emageon will be amended and restated in its entirety in a form attached to the Merger Agreement. Also at the Effective Time, the bylaws of Emageon will be amended and restated in their entirety so as to read as the bylaws of Purchaser as in effect immediately prior to the Effective Time, except that such bylaws will be amended to reflect that the name shall change to the name of the surviving corporation. The directors and officers of Purchaser immediately prior to the Effective Time will be the initial directors and officers of the surviving corporation.

Conversion of Shares.  Each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of Emageon, owned by AMICAS, Purchaser or any subsidiary of Emageon, or held by stockholders who have demanded and perfected dissenters’ rights under Delaware law) will, by virtue of the Merger and without any action on the part of the holder, be converted at the Effective Time into the right to receive from the Purchaser the Merger Consideration, payable to such holder upon surrender of the certificate formerly representing such Shares, without interest and less any required withholding taxes. At the Effective Time, each Share held in the treasury of Emageon and each Share owned by AMICAS, Purchaser or any subsidiary of Emageon will be canceled, and no payment or distribution will be made with respect to such Shares. At the Effective Time, each share of Purchaser’s common stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into one share of common stock of the surviving corporation.

Treatment of Equity Awards.  As of the Effective Time, each option to acquire shares of Common Stock granted under Emageon Inc. Employee Incentive Compensation Plan, Emageon Inc. 2005 Equity Incentive Plan, Emageon Inc. 2005 Non-Employee Director Stock Incentive Plan, Emageon Inc. 2000 Equity Compensation Plan or any other Emageon stock plan, whether vested or unvested, that is outstanding immediately prior to the Effective Time, shall become vested with respect to the maximum number of shares of Common Stock covered thereby and shall be cancelled, and the holder of such stock option will thereafter be entitled to receive from the surviving corporation an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the exercise price per Share of such stock option multiplied by (ii) the maximum number of Shares subject to such stock option with respect to which such stock option shall not theretofore have been previously exercised.

In addition, at the Effective Time, each Share subject to a restricted stock agreement under the Emageon stock plans that is outstanding immediately prior to the Effective Time shall become fully vested and free of all restrictions as of the Effective Time and shall, as of the Effective Time, be cancelled and converted into the right to receive the Merger Consideration.

As of the Effective Time, each restricted stock unit award with respect to Shares granted by Emageon under the Emageon stock plans that is outstanding immediately prior to the Effective Time shall be cancelled, and the holder of such restricted stock unit shall be entitled to receive from the surviving corporation an amount in cash equal to (i) the Merger Consideration multiplied by the maximum number of Shares subject to such restricted stock unit as of the Effective Time plus (ii) any dividend equivalents accrued with respect to such restricted stock unit prior to the Effective Time but not yet distributed as of the Effective Time (other than any such dividend equivalents that are held in the form of restricted stock units as of the Effective Time).

Representations and Warranties.  In the Merger Agreement, Emageon has made customary representations and warranties to AMICAS and Purchaser with respect to, among other matters, its organization and qualification, capitalization, authority, the vote of Emageon’s stockholders required to approve the Merger, consents and approvals, compliance with law, permits, public filings, financial statements, absence of any Emageon Material Adverse Effect (as defined below), litigation, employee benefit plans, labor and employment matters, insurance, properties, tax matters, information to be included in this Offer to Purchase, the Schedule 14D-9 and any other ancillary documents related to the Offer (collectively, the “Offer Documents”) and in any proxy or information statement to be sent to stockholders in connection with the Merger, intellectual property, environmental matters, material contracts, affiliate transactions, the opinion of SunTrust, brokers’ fees, and action taken in order to render state takeover laws inapplicable with respect to the transactions contemplated by the Merger Agreement. Each of AMICAS and Purchaser has made customary representations and warranties to Emageon with respect to, among other matters, organization and qualification, authority, consents and approvals, litigation, information to be included in the Offer Documents and Information Statement, brokers’ fees, and financing.

As defined in the Merger Agreement, and for purposes of the Offer, “Emageon Material Adverse Effect” means any event, change, occurrence or effect (each, a “Change”), individually or when taken together with all other Changes, that is or reasonably would be expected to (i) be materially adverse to the business, financial condition, results of operations, assets, liabilities, or properties of Emageon and its subsidiaries, taken as a whole, other than any Change relating to or resulting from: (A) Changes or developments in the economic, business, financial or regulatory environment affecting the industries in which Emageon and its subsidiaries operate, so long as such Changes or developments do not adversely affect Emageon and its subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the industries or markets in which they operate, (B) any occurrence or threats of terrorist acts or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disaster or act of God affecting the United States, so long as each of the foregoing do not adversely affect Emageon and its subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the industries or markets in which they operate, (C) Changes in the national or world economy or national or foreign financial, credit or securities markets as a whole, so long as such Changes do not adversely affect Emageon and its subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the industries or markets in which they operate, (D) the suspension of trading in securities generally on the New York Stock Exchange, American Stock Exchange or NASDAQ, (E) Changes in applicable law or United States generally accepted accounting principles or the enforcement or interpretation thereof after the date of the Merger Agreement, so long as such Changes do not adversely affect Emageon and its subsidiaries, taken as a whole, in a materially disproportionate manner relative to other participants in the industries or markets in which they operate, (F) the identity of AMICAS or any of its affiliates as the acquiror of Emageon, (G) the failure of Emageon to meet any public expectations, projections, forecasts or estimates of revenues or earnings for any period ending on or after the date hereof (it being understood, however, that any Change contributing, directly or indirectly, to such failure may, except as provided in any of subsections (A), (B), (C), (D), (E), (F), (H), (I), (J) or (K) of this definition, be deemed to constitute or be taken into account in determining whether an Emageon Material Adverse Effect has occurred), (H) any Change, in and of itself (it being understood, however, that any facts underlying such Change may, except as provided in any of subsections (A), (B), (C), (D), (E), (F), (G), (I), (J) or (K) of this definition, be deemed to constitute or be taken into account in determining whether an Emageon Material Adverse Effect has occurred), in the market price or trading volume of the equity securities of Emageon on or after the date of the Merger Agreement, (I) acts or omissions of AMICAS or the Purchaser after the date of the Merger Agreement, except for such acts or omissions made at the written request of or with the express written consent of Emageon, (J) taking any action required by the Merger Agreement, or taking or not taking any action at the request of, or with the express written consent of, AMICAS, or (K) any legal actions, claims or investigations arising out of, relating to or resulting from that certain Deposit Escrow Agreement dated as of October 21, 2008, as amended on December 29, 2008, or the release of the escrowed funds deposited thereunder, except in the event of a finding of knowing complicity, recklessness or willful wrongdoing by Emageon or any of its subsidiaries; or (ii) materially impair the ability of Emageon to consummate the Merger.

The representations and warranties contained in the Merger Agreement have been made by each party to the Merger Agreement solely for the benefit of the other parties, and such representations and warranties should not be relied on by any other person. In addition, such representations and warranties:

•	have been qualified by information set forth in a confidential disclosure schedule exchanged by the parties in connection with signing the Merger Agreement, and the information contained in this disclosure schedule modifies, qualifies and creates exceptions to the representations and warranties in the Merger Agreement;

•	will not survive consummation of the Merger and cannot be the basis for any claims under the Merger Agreement by the other party after termination of the Merger Agreement;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the Merger Agreement if those statements turn out to be inaccurate; and

•	were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement.

Covenants

Conduct of Business.  The Merger Agreement obligates Emageon, from the date of the Merger Agreement to the earlier of the Effective Time or termination of the Merger Agreement in accordance with its terms, to conduct its operations in all material respects in the ordinary course of business, and to use commercially reasonable efforts to preserve intact its business organization. The Merger Agreement also contains specific restrictive covenants as to certain activities of Emageon prior to the Effective Time or termination of the Merger Agreement which provide that Emageon will not take certain actions without the prior written consent of AMICAS, including, among other things, and subject to certain exceptions and materiality thresholds, amending its certificate of incorporation or bylaws, issuing or selling its securities or granting options, declaring or paying any dividends, reclassifying or redeeming its securities, making material acquisitions or dispositions, entering into, terminating or amending any material contracts, authorizing or making capital expenditures, incurring or guaranteeing indebtedness for borrowed money, making any loans or investments, entering into, amending or terminating any employment, severance or similar agreements, increasing compensation or adopting new employee benefit plans, accelerating the vesting or payment of compensation under any employee benefit plan, changing accounting principles, entering into tax settlements, settling litigation or claims, failing to keep insurance policies in force, or agreeing to take any of the foregoing actions.

No Solicitation.  In the Merger Agreement, Emageon has agreed not to, and to cause its subsidiaries and officers and directors not to, directly or indirectly, until the earlier of the termination of the Merger Agreement and the Closing: (a) initiate, solicit or knowingly encourage or knowingly facilitate the submission of any Takeover Proposal (as defined below), or engage in negotiations with respect thereto; (b) approve or recommend, or publicly propose to approve or recommend, a Takeover Proposal, or effect a Recommendation Change (as defined below), or enter into any merger agreement, letter of intent, agreement in principle, purchase agreement, option agreement or other similar agreement providing for a Takeover Proposal; or (c) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to

AMICAS or Purchaser, the Emageon Board Recommendation, or recommend or endorse, or propose publicly to recommend or endorse, any Takeover Proposal (a “Recommendation Change”).

Notwithstanding the foregoing, if prior to the Purchase Time, (i) Emageon has received a written Takeover Proposal (as defined below) from a third party that the Emageon Board determines in good faith (after consultation with its financial advisor and outside legal counsel) to be bona fide, (ii) Emageon has not intentionally or materially breached the terms of the Merger Agreement, (iii) the Emageon Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Takeover Proposal constitutes or is reasonably expected to lead to a Superior Proposal (as defined below), and (iv) the Emageon Board determines in good faith (after consultation with its outside legal counsel) that the failure to take the actions described in clauses (A) and (B) below could result in a violation of its fiduciary duties to the stockholders of Emageon under applicable law, then Emageon may (A) furnish information with respect to Emageon and its subsidiaries to the person making such Takeover Proposal, and (B) participate, engage or assist in any manner in discussions or negotiations with the person making such Takeover Proposal regarding such Takeover Proposal; provided, however, Emageon (x) will not, and will not allow its subsidiaries or authorize its or their representatives to, disclose any non-public information to such person without first entering into a confidentiality agreement with such person that contains confidentiality provisions that are not materially less restrictive in the aggregate to such person than those provisions contained in the confidentiality agreement by and between Emageon and AMICAS, dated as of December 21, 2007 are to AMICAS, and (y) will promptly provide to AMICAS any non-public information concerning Emageon or its subsidiaries provided to such other person which was not previously provided to AMICAS.

Subject to the fiduciary duties of the Emageon Board, in the event Emageon receives: (i) any Takeover Proposal or any bona fide proposal or offer with respect to a Takeover Proposal; (ii) any request for non-public information relating to Emageon or any of its subsidiaries concerning a Takeover Proposal; or (iii) any bona fide inquiry or request for discussions or negotiations regarding any Takeover Proposal, Emageon shall promptly, but in no event later than two (2) business days thereafter, notify AMICAS and disclose to AMICAS the material terms of such Takeover Proposal, request or inquiry.

Notwithstanding any of the foregoing to the contrary, if at any time prior to the Purchase Time, (A) the Emageon Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that a Takeover Proposal received by Emageon constitutes a Superior Proposal (as defined below), and (B) the Emageon Board determines in good faith (after consultation with its outside legal counsel) that failing to take such action could result in a breach of the fiduciary duties of the Emageon Board under applicable law, the Emageon Board may (x) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to AMICAS or Purchaser, the Emageon Board Recommendation, or recommend or endorse, or propose publicly to recommend or endorse, any Takeover Proposal (a “Recommendation Change”), and/or (y) cause Emageon to terminate the Merger Agreement in order to enter into a definitive agreement with respect to such Superior Proposal; provided, however, that Emageon shall not terminate the Merger Agreement pursuant to the foregoing clause (y) and any such purported termination shall be void ab initio, unless in advance of or concurrently with such termination Emageon pays to AMICAS $1,600,000 and simultaneously with such termination enters into an acquisition agreement, merger agreement or similar definitive agreement (the “Alternative Acquisition Agreement”) and terminates the Merger Agreement in accordance with its terms and provided, further, that the Emageon Board may not make a Recommendation Change or terminate the Merger Agreement pursuant to the foregoing clause (y) and any such purported termination shall be void ab initio unless Emageon shall have provided prior written notice to AMICAS, at least three (3) business days in advance (the “Notice Period”), of its intention to take such action with respect to such Superior Proposal, which notice shall specify the material terms and conditions of such Superior Proposal. During the Notice Period, Emageon shall, and shall cause its representatives to, negotiate with AMICAS and Purchaser in good faith (to the extent AMICAS and Purchaser desire to negotiate) to make such adjustments in the terms and conditions of the Merger Agreement, and the Emageon Board shall take into account any changes to the financial and other terms of the Merger Agreement proposed by AMICAS and Purchaser (in the form of a binding, written and complete proposal, including all exhibits, ancillary agreements, schedules and necessary amendments to the terms of the Merger Agreement) in response to any such written notice by Emageon or otherwise, so that the Takeover Proposal ceases to constitute a Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notice by Emageon and a new three (3) business day period).

Under the Merger Agreement: “Takeover Proposal” means any proposal or offer from any person or group of persons other than AMICAS that provides for, in a single transaction or a series of related transactions, any direct or indirect acquisition or purchase of (i) 20% or more of the value (as determined by the Emageon Board) of the consolidated assets of Emageon and its subsidiaries, (ii) beneficial ownership of securities representing 20% or more (by vote or value) of the outstanding securities of Emageon, (iii) any tender offer, self tender offer or exchange offer that if consummated would result in any person or group of persons beneficially owning securities representing 20% or more (by vote or value) of the outstanding securities of Emageon, or (iv) any merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving Emageon (or any subsidiary of Emageon whose business constitutes 20% or more of the net revenues, net income or assets of Emageon and its subsidiaries, taken as a whole); and “Superior Proposal” means any written Takeover Proposal that the Emageon Board determines in its good faith judgment (after consultation with its financial advisor and outside legal counsel) (i) to be more favorable from a financial perspective (taking into account such legal, financial, regulatory and other aspects of such Takeover Proposal, the Offer and the Merger and other transactions contemplated by the Merger Agreement and such other factors, matters and issues, as are deemed relevant by the Emageon Board, and the anticipated timing, conditions and prospects for completion of such Takeover Proposal) to Emageon’s stockholders than the Offer, the Merger and the other transactions contemplated by the Merger Agreement (taking into account all of the terms of any proposal by AMICAS to amend or modify the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement), except that all percentages in the definition of “Takeover Proposal” shall be increased to “50%” and (ii) is likely (based on the good faith belief of the Emageon Board) to be consummated on the terms set forth therein if accepted.

Employee Matters.  In the Merger Agreement, AMICAS and Purchaser have agreed with Emageon that from the Effective Time to the first anniversary of the Effective Time, AMICAS will cause the surviving corporation to maintain for the individuals employed by Emageon or its subsidiaries at the Effective Time (the “Employees”) compensation and benefits (excluding equity-based compensation) provided under employee benefit plans of AMICAS that are substantially similar in the aggregate, on a group basis rather than an individual basis, to the benefits maintained for and provided to the Employees immediately prior to the Effective Time.

Services rendered by the Employees to Emageon or its subsidiaries prior to the Effective Time will be credited by AMICAS and the surviving corporation to the extent recognized in any similar Emageon benefit plans in which such Employee participated immediately prior to the Closing for all purposes, other than benefit accruals unless such accrual credit is required by law, including determining eligibility to participate, level of benefits and vesting except to the extent such credit would result in a duplication of accrual benefits for the same period of service.

The Merger Agreement further provides that the foregoing obligations shall not require that the surviving corporation maintain or continue any particular Emageon benefit plan or interfere with the surviving corporation’s right or obligation to make changes to any Emageon benefit plan or the benefit plans of the surviving corporation and its affiliates, or preclude the surviving corporation from terminating the employment of any Employee, and that the applicable provisions of the Merger Agreement are not intended to confer on any person other than the parties to the Merger Agreement any rights or remedies.

Indemnification and Insurance.  The Merger Agreement provides that, from and after the Effective Time, AMICAS and the surviving corporation shall indemnify each person who was as of or prior to the Effective Time either an officer or director of Emageon or its subsidiaries against all claims, liabilities, judgments and inquiries, and reasonable fees, costs and expenses, incurred in connection with any proceeding arising out of or pertaining to any action or failure to take action by any such person in such capacity taken prior to the Effective Time, to the fullest extent the surviving corporation is permitted or required to do so under applicable law, its certificate of incorporation or bylaws as in effect on the date of the Merger Agreement, any indemnity agreements applicable to such person or any contract between such person and Emageon or its subsidiaries. In the event of any such proceeding, each such indemnified person will be entitled to advancement of expenses incurred in the defense of the proceeding from AMICAS or the surviving corporation; provided, however, that such indemnified person undertakes to repay such amount if it is ultimately determined that such indemnified person is not entitled to be indemnified under the DGCL or other applicable law, or certificate of incorporation or bylaws of Emageon.

The Merger Agreement also provides that for a period of six (6) years after the Effective Time, the surviving corporation shall maintain in effect Emageon’s current directors’ and officers’ liability insurance and fiduciary liability insurance (the “D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person currently covered by the D&O Insurance, on terms with respect to the coverage, deductible and amounts no less favorable in the aggregate than those of the D&O Insurance in effect on the date of the Merger Agreement; provided, however, that the surviving corporation shall not be obligated to pay annual premiums in excess of 200% of the amount currently paid by Emageon, and if any indemnified party, upon reasonable written notice thereof, who desires to obtain additional coverage such that, when combined with the coverage obtained by the surviving corporation in accordance with the requirements of the Merger Agreement, it provides insurance coverage equivalent to the D&O Insurance in effect on the date of the Merger Agreement, may so elect and, if available, the surviving corporation shall acquire such additional coverage on behalf of such person; provided, however, that in the event any indemnified party makes such an election, such indemnified party shall pay the portion of the premium of such D&O Insurance in excess of the amount which the surviving corporation is obligated to pay pursuant to the Merger Agreement.

The Merger Agreement further provides that Emageon, in consultation with AMICAS and subject to AMICAS’s prior approval, which approval shall not be unreasonably withheld or delayed, shall purchase as soon as practicable after the date of the Merger Agreement, a six (6)-year pre-paid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current D&O Insurance maintained by Emageon and its subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated by the Merger Agreement. Under the terms of the Merger Agreement, any pre-paid tail policy purchased pursuant to the Merger Agreement shall be subject to a cap of $725,000 on the amount to be expended to purchase such policy. The obligation to maintain insurance provided in the Merger Agreement shall continue in full force and effect for a period of not less than six (6) years from and after the Effective Time; provided, however, that in the event any claim or claims are asserted or made within such six (6)-year period, the surviving corporation shall ensure that such insurance remains in full force and effect with respect to such claims until the final disposition thereof.

Reasonable Best Efforts.  The Merger Agreement provides that, subject to its terms and conditions, each of the parties to the Merger Agreement will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate the Offer, the Merger and the other transactions contemplated by the Merger Agreement as promptly as practicable. Pursuant to the Merger Agreement, the parties will, to the extent required, make filings under any applicable antitrust laws or investment laws relating to foreign ownership and take other actions necessary to obtain any consents, approvals or clearances required in connection with the transactions contemplated by the Merger Agreement.

In the event that any proceeding is instituted challenging any transaction contemplated by the Merger Agreement, each of AMICAS, Purchaser and Emageon is required by the Merger Agreement to use its commercially reasonable efforts to resolve such action and have lifted any judgment or order that prevents or restricts the consummation of the transactions.

Takeover Laws.  If any takeover statute is or becomes applicable to the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement, each of AMICAS, Purchaser and Emageon and their respective boards of directors will (a) take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in the Merger Agreement, and (b) otherwise act to eliminate or minimize the effects of such takeover statute.

Conditions to Consummation of the Merger.  Pursuant to the Merger Agreement, the respective obligations of AMICAS, Purchaser and Emageon to consummate the Merger are subject to the satisfaction or waiver, where permissible, at or prior to the Closing Date, of the following conditions: (a) unless the Merger is consummated pursuant to Section 253 of the DGCL as a short-form merger, the Merger Agreement shall have been adopted by the affirmative vote of holders of at least a majority of the outstanding Shares, (b) no governmental entity shall have enacted, issued, promulgated, enforced or entered any law, order, injunction or decree which is then in effect that have the effect of making the Merger illegal or otherwise preventing or prohibiting the consummation of the Merger, and no governmental entity shall have commenced and not withdrawn any proceeding seeking to enjoin or otherwise prohibit consummation of the Merger, and (c) Purchaser shall have accepted for purchase and paid for the Shares validly tendered (and not withdrawn) pursuant to the Offer. In addition, Emageon is obligated to file with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2008 as a condition to AMICAS’s obligation to effect the Merger.

Termination.  The Merger Agreement provides that it may be terminated, and the Offer and Merger may be abandoned:

(a) at any time prior to the Effective Time, by mutual written consent of AMICAS and Emageon;

(b) at any time prior to the Effective Time, by AMICAS or Emageon, whether prior to or after the adoption of the Merger Agreement by the affirmative vote of holders of at least a majority of the outstanding Shares (if required), if the Purchase Time is not on or before July 31, 2009 (the “Outside Date”); provided, however, that AMICAS shall not be entitled to terminate the Agreement on the Outside Date if Purchaser is otherwise required to accept for payment and pay for shares validly tendered and not withdrawn on the Outside Date in accordance with the Merger Agreement;

(c) at any time prior to the Effective Time, by AMICAS or Emageon, if any law or governmental entity issues an order, decree or ruling or takes any other action prohibiting the Offer or the Merger, and such order, decree, ruling or other action has become final and non-appealable;

(d) at any time prior to the Purchase Time, by AMICAS if (A) due to a failure of any of the offer conditions set forth in Section 13 — “Conditions of the Offer” to be satisfied at the scheduled expiration of the Offer, the Offer shall have expired or been terminated and Purchaser shall not have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms thereof; provided, that AMICAS shall not have the right to terminate the Merger Agreement pursuant to this subparagraph (d)(A) if any of the events or circumstances referred to in this subparagraph (d)(A) directly or indirectly resulted from or was caused by AMICAS’s failure to comply in any material respect with any of its obligations, covenants or agreements under the Merger Agreement or by the failure of any representation or warranty of AMICAS or Purchaser contained in the Merger Agreement to be true and correct, (B) if (i) the Emageon Board shall have made a Recommendation Change, (ii) the Emageon Board approves, endorses or recommends any Takeover Proposal other than the Merger or has entered into any letter of intent or similar document or any contract accepting any Takeover Proposal, or (iii) Emageon has intentionally and knowingly materially breached any of its obligations described in the “No Solicitation” section set forth above; or (C) if a breach of any representation, warranty, covenant or agreement on the part of Emageon set forth in the Merger Agreement shall have occurred which would give rise to the failure of the offer condition set forth in either subparagraph 1(e) or 1(f) of Section 13 — “Conditions to the Offer” to be satisfied, and such breach is incapable of being cured by the Outside Date; provided, however, that neither AMICAS nor Purchaser shall be entitled to terminate the Merger Agreement at such time if (1) any material covenant of AMICAS or Purchaser contained in the Merger Agreement shall have been breached in any material respect, and such breach shall not have been cured; or (2) there exists a material breach of or inaccuracy in any representation or warranty of AMICAS or Purchaser contained in the Merger Agreement which has not then been cured; or

(e) at any time prior to the Purchase Time, by Emageon (A) if (i) due to a failure of any of the Offer Conditions to be satisfied at the scheduled expiration of the Offer, the Offer shall have expired or been terminated and Purchaser shall not have accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms of the Merger Agreement or (ii) Purchaser fails to purchase validly tendered Shares if required to do so pursuant to and in accordance with the terms of the Offer, in violation of the terms of the Merger Agreement; provided, that Emageon shall not have the right to terminate the Merger Agreement pursuant to clauses (i) or (ii) of this subparagraph (e) if any of the events or circumstances referred to in such clauses (i) or (ii) directly or indirectly resulted from material breach by Emageon of the Merger Agreement such that the conditions described in subparagraph 1(e) or 1(f) of Section 13 — “Conditions to the Offer” would not be satisfied; (B) if AMICAS or Purchaser breaches any representation, warranty, covenant or agreement set forth in the Merger Agreement which breach would prevent AMICAS or Purchaser from consummating the transactions contemplated by the Merger Agreement, and such breach is incapable of being cured by the Outside Date, provided that Emageon is not then in material breach of the Merger Agreement such that the conditions described in subparagraph l(e) or l(f) of Section 13 — “Conditions to the Offer” could not be satisfied; or (C) pursuant to and in accordance with the “No Solicitation” section described above.

With respect to (b) or (c) above, the right to terminate the Merger Agreement will not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement has been a principal cause of or resulted in, the failure of such conditions to the Merger.

Fees and Expenses.  Except as described below with respect to the Emageon Termination Fee, each party will bear its own expenses in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer, except that AMICAS shall pay any filing fee under the HSR Act, if applicable.

Pursuant to the Merger Agreement, Emageon will pay to an account designated by AMICAS, by wire transfer of immediately available funds, an amount equal to the Emageon Termination Fee: (i) if the Merger Agreement is terminated by AMICAS pursuant to subparagraph (d)(B) described above under the “Termination” section in which event payment will be made within two (2) business days after such termination; (ii) if the Merger Agreement is terminated by Emageon pursuant to subparagraph (e)(C) described above under the “Termination” section in which event payment must be made in advance of or concurrent with such termination; or (iii) if (A) a bona fide Takeover Proposal shall have been made known publicly and not withdrawn prior to the termination of the Merger Agreement and (B) the Merger Agreement is terminated by AMICAS or Emageon pursuant to subparagraph (b) or subparagraph (c) described under “Termination” above, or by AMICAS pursuant to subparagraph (d)(C) described above under the “Termination” section, and within twelve (12) months following the date of such termination, Emageon or any of its subsidiaries enters into a definitive agreement providing for the implementation of such Takeover Proposal or Emageon thereafter consummates such Takeover Proposal, in which event payment will be made on or prior to the date on which Emageon enters into such definitive agreement. For purposes of the “Fees and Expenses” section only, references in the definition of the term “Takeover Proposal” to the figure “20%” will be deemed to be replaced by “more than 50%.” In no event shall Emageon be required to pay the Emageon Termination Fee on more than one occasion.

Upon any termination of the Merger Agreement under circumstances where AMICAS is entitled to a termination fee described above under the “Fees and Expenses” section and provided such termination fee is paid in full, AMICAS, Purchaser and their affiliates shall be precluded from any other remedy against Emageon or its affiliates or representatives, at law or in equity or otherwise, and neither AMICAS, Purchaser nor any of their affiliates may seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Emageon or its representatives, affiliates, directors, officers, employees, partners, managers, members, or stockholders in connection with the Merger Agreement or the transactions contemplated thereby.

Amendment.  The Merger Agreement may be amended by the parties to the Merger Agreement at any time prior to the Effective Time, whether before or after stockholder approval of the Merger Agreement (if applicable); provided, however, that (a) no amendment that requires further stockholder approval under applicable laws after stockholder approval hereof (if applicable) will be made without such required further approval and (b) such amendment has been duly authorized or approved by each of AMICAS and Emageon. The Merger Agreement may not be amended except by an instrument in writing signed by each of the parties to the Merger Agreement.

Waiver.  At any time prior to the Effective Time, AMICAS (for itself and Purchaser), on the one hand, and Emageon, on the other hand, may (a) extend the time for the performance of any of the obligations of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained in the Merger Agreement or in any document delivered under the Merger Agreement, or (c) unless prohibited by applicable laws, waive compliance with any of the covenants or conditions contained in the Merger Agreement. Any agreement on the part of a party to any extension or waiver will be valid only if set forth in an instrument in writing signed by such party. The failure of any party to assert any of its rights under the Merger Agreement or otherwise will not constitute a waiver of such rights.

Confidentiality Agreement.  Prior to entering into the Merger Agreement, Emageon and AMICAS entered into a confidentiality agreement on December 21, 2007 (the “Confidentiality Agreement”). As a condition to being furnished confidential information of the other party, in the Confidentiality Agreement, each of AMICAS and Emageon agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.

Tender and Support Agreement.  AMICAS and certain of Emageon’s executive officers, directors and affiliated entities, consisting of Charles A. Jett, John W. Wilhoite, Keith Stahlhut, Arthur P. Beattie, Roddy J.H. Clark, Fred C. Goad, Jr., Bradley S. Karro, Augustus K. Oliver, Benner Ulrich, Mylle H. Mangum, Hugh H. Williamson, III, John W. Thompson and Oliver Press Partners, LLC, entered into a Tender and Support Agreement, dated as of February 23, 2009 (the “Tender and Support Agreement”), in their capacity as stockholders of Emageon. The outstanding Shares subject to the Tender and Support Agreement represented, as of February 23, 2009, approximately 18 percent of the total outstanding Shares. Pursuant to the Tender and Support Agreement, such executive officers and directors agreed, among other things, subject to the termination of the Tender and Support Agreement (a) to tender in the Offer (and not to withdraw) all Shares beneficially owned by them, (b) to vote such Shares in support of the Merger in the event shareholder approval is required to adopt the Merger Agreement and consummate the Merger and against any competing transaction, (c) to appoint specified executive officers of AMICAS as their proxy to vote such shares in connection with the Merger Agreement, and (d) not to otherwise transfer any of their Shares. The Tender and Support Agreement will terminate upon the earliest of (a) the Effective Time, (b) the termination of the Merger Agreement, (c) six months from the date of the Tender and Support Agreement, and (d) at the option of such director or officer that is a party to the Tender and Support Agreement, any amendment of the Merger Agreement or the Offer that decreases the Offer Price without the consent of such director or officer.

12.	Source and Amount of Funds

AMICAS, the parent company of Purchaser, will provide Purchaser with sufficient funds to pay for all Shares accepted for payment in the Offer or to be acquired in the Merger. AMICAS estimates that the total amount of funds necessary to purchase all outstanding shares of Emageon pursuant to the Offer and the Merger and to pay customary fees and expenses in connection with the Offer and the Merger and the related transactions will be approximately $39.0 million, which will be used to pay stockholders of Emageon and holders of Emageon’s other equity-based interests. AMICAS expects to fund all these payments through a loan from AMICAS to Purchaser, which AMICAS will provide from cash on hand and/or cash generated from general corporate activities. The Offer is not conditioned upon any financing arrangements.

13.	Conditions of the Offer

1. Notwithstanding any other provision of the Offer or the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares tendered in connection with the Offer unless, immediately prior to the Expiration Date:

(a) there shall have been validly tendered (not including any Shares tendered pursuant to procedures for guaranteed delivery) in the Offer and not properly withdrawn that number of Shares which, together with the number of Shares, if any, then owned beneficially by AMICAS and Purchaser (together with their wholly-owned subsidiaries), will satisfy the Minimum Tender Condition;

(b) any approvals, consents or waiting periods required in respect of the transactions contemplated by the Merger Agreement under any applicable antitrust laws shall have been obtained or shall have expired or been terminated;

(c) no governmental entity shall have enacted, issued, promulgated, enforced or entered any law or order (whether temporary, preliminary or permanent) which is then in effect that has the effect of (i) making the Merger illegal or otherwise preventing or prohibiting the consummation of the Merger, (ii) imposing material limitations on the ability of AMICAS, Purchaser or any of their respective subsidiaries or affiliates to acquire or hold, transfer or dispose of, or effectively to exercise all rights of ownership of, some or all of the Shares, including the right to vote the Shares purchased by Purchaser pursuant to the Offer on an equal basis with all other Shares on all matters properly presented to the stockholders of Emageon and there shall not be pending or threatened in writing (and any such written threat shall have been withdrawn), any material action or proceeding by any governmental entity challenging any of the making or consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement or seeking, directly or indirectly, to result in any of the consequences referred to above;

(d) no Emageon Material Adverse Effect shall have occurred since February 23, 2009;

(e) Emageon shall not have breached in any material respect any material covenant contained in the Merger Agreement unless the breach shall have been cured in all material respects;

(f) the representations and warranties of Emageon set forth in the Merger Agreement (i) subject to any qualification as to materiality or Material Adverse Effect or words of similar meaning shall be true and correct, and (ii) not subject to any such qualification shall be true and correct in all material respects, in each case as of the Expiration Date, as if made at and as of such date (except to the extent expressly made as of an earlier date in which case as of such date); or

(g) the Merger Agreement shall have been terminated pursuant to its terms;

which, in the sole judgment of AMICAS or Purchaser, in any case, makes it inadvisable to proceed with the Offer or with acceptance for payment or payment for Shares.

The foregoing conditions are for the benefit of AMICAS and Purchaser and, regardless of the circumstances, may be asserted by AMICAS or Purchaser in whole or in part at any applicable time or from time to time prior to the Expiration Date, and any condition may be waived by AMICAS or Purchaser in its discretion, in whole or in part, at any applicable time or from time to time, in each case subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC. The failure of AMICAS or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to the expiration of the Offer, except that those conditions that depend upon receipt of government regulatory approvals may be asserted at any time prior to the acceptance of Shares for payment. The foregoing conditions are in addition to, and not a limitation of, the rights of AMICAS and Purchaser to extend, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement.

14.	Dividends and Distributions

The Merger Agreement provides that, from the date of the Merger Agreement to the Effective Time, Emageon shall not, and shall not permit any of its subsidiaries to, without the prior consent of AMICAS, declare, set aside, make or pay any dividends or any other distribution (whether in cash, stock, property or otherwise) with respect to any of its capital stock. See Section 11 — “Purpose of the Offer and Plans for Emageon; Merger Agreement — The Merger Agreement — Covenants.”

15.	Certain Legal Matters

General.  Except as otherwise set forth in this Offer to Purchase, based on AMICAS’ and Purchaser’s review of Emageon’s publicly available SEC filings and other information regarding Emageon, AMICAS and Purchaser are not aware of any licenses or other regulatory permits which appear to be material to the business of Emageon and which might be adversely affected by the acquisition of Shares by Purchaser or AMICAS pursuant to the Offer or of any approval or other action by any governmental, administrative or regulatory agency or authority which would be required for the acquisition or ownership of Shares by Purchaser or AMICAS pursuant to the Offer. In addition, AMICAS and Purchaser are not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for AMICAS’ and Purchaser’s acquisition or ownership of the Shares. Should any such approval or other action be required, AMICAS and Purchaser currently expect that such approval or action, except as described below under “State Takeover Laws,” would be sought or taken. There can be no assurance that any such approval or action, if needed, would be obtained or, if obtained, that it would be obtained without substantial conditions, and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to Emageon’s or AMICAS’ business or that certain parts of Emageon’s or AMICAS’ business might not have to be disposed of or held separately. In such an event, we may not be required to purchase any Shares in the Offer. See Section 13 — “Conditions of the Offer.”

Antitrust Laws.  It is a condition to Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer than any required approvals or consents in respect of the transactions contemplated by the Merger Agreement shall have been obtained under any applicable antitrust or other competition laws (“Antitrust Laws”), and that any applicable waiting periods thereunder have expired or been terminated. Purchaser is not aware, and Emageon has advised Purchaser that it is not aware, of any Antitrust Laws that are applicable to the Offer or the Merger. If any Antitrust Laws are applicable to the Offer or the Merger, Emageon and Purchaser intend to promptly make any filings required thereunder and, subject to the terms and conditions of the Merger Agreement, take such other actions to enable consummation of the Offer and the Merger.

Stockholder Approval.  Emageon has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by Emageon and the consummation by Emageon of the transactions contemplated by the Merger Agreement have been duly and validly authorized by the board of directors of Emageon, and that no other corporate proceedings on the part of Emageon are necessary to authorize the Merger Agreement or to consummate the transactions so contemplated, other than the adoption of the Merger Agreement by the holders of at least a majority of the outstanding Shares prior to the consummation of the Merger. As described below, such approval is not required if the Merger is consummated pursuant to the short-form merger provisions of the DGCL. According to Emageon’s certificate of incorporation, the Shares are the only outstanding securities of Emageon that entitle the holders thereof to voting rights. If the Minimum Tender Condition is satisfied, the Purchaser will take all necessary and appropriate action to cause a short-form merger under the DGCL as described below, assuming the Purchaser then owns at least 90 percent of the outstanding Shares.

Short-Form Merger.  The DGCL provides that if a parent company owns at least 90 percent of each class of stock of a subsidiary, the parent company can effect a short-form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, if as a result of the Offer, the top-up option or otherwise, Purchaser directly or indirectly owns at least 90 percent of the Shares, AMICAS and the Purchaser anticipate to effect the Merger without prior notice to, or any action by, any other stockholder of Emageon if permitted to do so under the DGCL. Even if AMICAS and Purchaser do not own 90 percent of the outstanding Shares following consummation of the Offer, AMICAS and Purchaser could seek to purchase additional Shares in the open market, from Emageon otherwise in order to reach the 90 percent threshold and effect a short-form merger. The consideration per Share paid for any Shares so acquired, other than Shares acquired pursuant to the top-up option, may be greater or less than that paid in the Offer.

Foreign Laws.  Emageon and AMICAS and certain of their respective subsidiaries conduct business in several foreign countries where regulatory filings or approvals may be required or desirable in connection with the consummation of the Offer. Certain of such filings or approvals, if required or desirable, may not be made or obtained prior to the expiration of the Offer. Emageon and AMICAS are analyzing the applicability of any such laws and currently intend to take such action as may be required or desirable. If any foreign governmental entity takes an action prior to the completion of the Offer that might have certain adverse effects, Purchaser may not be obligated to accept for payment or pay for any Shares tendered. See Section 13 — “Certain Conditions of the Offer.”

State Takeover Laws.  A number of states (including Delaware, where Emageon is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15 percent or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The Emageon board of directors has irrevocably taken all necessary steps to render the restrictions of Section 203 of the DGCL inapplicable to the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby.

Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 13 — “Certain Conditions of the Offer.”

Dissenters’ Rights.  Holders of Shares do not have dissenters’ appraisal rights in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of Emageon will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash of the fair value of, their Shares. Such rights, if the statutory procedures were complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting stockholders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price or the consideration per Share to be paid in the Merger.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL which will be set forth in their entirety in the information statement for the Merger, unless the Merger is effected as a short-form merger, in which case they will be set forth in the notice of merger.

Dissenters’ rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is completed.

“Going Private” Transactions.  Rule 13e-3 under the Exchange Act is applicable to certain “going private” transactions and may under certain circumstances be applicable to the Merger. However, Rule 13e-3 will be inapplicable if (a) the Shares are deregistered under the Exchange Act prior to the Merger or another business combination or (b) the Merger or other business combination is consummated within one year after the purchase of the Shares pursuant to the Offer and the amount paid per Share in the Merger or other business combination is at least equal to the amount paid per Share in the Offer. Neither AMICAS nor Purchaser believes that Rule 13e-3 will be applicable to the Merger.

16.	Fees and Expenses

Purchaser has retained the Depositary and the Information Agent in connection with the Offer. Each of the Depositary and the Information Agent will receive customary compensation, reimbursement for reasonable out-of-pocket expenses, and indemnification against certain liabilities in connection with the Offer, including liabilities under the federal securities laws.

As part of the services included in such retention, the Information Agent may contact holders of Shares by personal interview, mail, electronic mail, telephone, telex, telegraph and other methods of electronic communication and may request brokers, dealers, commercial banks, trust companies and other nominees to forward the Offer materials to beneficial holders of Shares.

Except as set forth above, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will upon request be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers.

17.	Miscellaneous

We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If we become aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares, we will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, we cannot comply with the state statute, we will not make the Offer to, nor will we accept tenders from or on behalf of, the holders of Shares in that state.

No person has been authorized to give any information or make any representation on behalf of AMICAS or Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. Neither delivery of this Offer to Purchase nor any purchase pursuant to the Offer will, under any circumstances, create any implication that there has been no change in the affairs of AMICAS, Purchaser, Emageon or any of their respective subsidiaries since the date as of which information is furnished or the date of this Offer to Purchase.

AMICAS Acquisition Corp.

March 5, 2009

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER AND AMICAS

1.	DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER.

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Purchaser are set forth below. The business address and phone number of each such director and executive officer is AMICAS Acquisition Corp., c/o AMICAS, Inc., 20 Guest Street, Suite 400, Boston, Massachusetts 02135, (617) 779-7879. Unless otherwise noted, all directors and executive officers listed below are citizens of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
Kevin C. Burns Director	Mr. Burns joined AMICAS in November 2004 and most recently served as AMICAS’ vice president of finance and corporate development, managing corporate planning and analysis, commercial operations, and corporate development initiatives, including acquisitions and strategic alliances. Prior to joining AMICAS, Mr. Burns was responsible for financial planning and analysis at publicly traded NMS Communications, a telecom equipment provider of technologies and solutions for wireless applications and infrastructure. Previously, Mr. Burns was the director of corporate development at Demantra, Inc. He has also held senior management positions in finance and strategic planning at MAPICS, Inc., a publicly held software company that was ultimately sold to a multi-national company.

2.	DIRECTORS AND EXECUTIVE OFFICERS OF AMICAS

The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of AMICAS are set forth below. The business address and phone number of each such director and executive officer is AMICAS, Inc., 20 Guest Street, Suite 400, Boston, Massachusetts 02135, (617) 779-7879. Unless otherwise noted, all directors and executive officers listed below are citizens of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND EMPLOYMENT HISTORY
Stephen J. DeNelsky Director	Since October 2004, Mr. DeNelsky has served as general partner of Sapphire Capital Management LP, a New York based investment fund. From March 2003 until October 2004, Mr. DeNelsky worked at Copper Arch Capital, LLC as a senior research analyst. From November 2001 through March 2003, he served as the portfolio manager of Forstmann-Leff Associates, LLC. In December 2000, Mr. DeNelsky founded Sapphire Capital Management LLC, a New York-based investment fund, and he served as its managing partner until November 2001. From June 1999 until December 2000, he was a senior research analyst in Credit Suisse First Boston’s Health Care Equity Research Group, covering primarily the healthcare information technology and e-health sectors.
Joseph D. Hill Director	Mr. Hill served as AMICAS’ Senior Vice President and Chief Financial Officer from October 2004 until April 2008. Mr. Hill is currently the Chief Financial Officer of Metabolix, Inc. Prior to this, from April 2003 until March 2004, Mr. Hill served as Vice President and Chief Financial Officer of Dirig Software, an application performance management solutions provider based in Nashua, New Hampshire. In February 2004, Dirig Software was acquired by Allen Systems Group of Naples, Florida. From August 2000 until June 2002, Mr. Hill served as Vice President and Chief Financial Officer of Maconomy Corporation, a Web-based business management solutions provider with headquarters in Copenhagen, Denmark and Marlborough, Massachusetts. Prior to joining Maconomy, Mr. Hill was Vice President and Chief Financial Officer of Datamedic Holding Corp., a practice management and clinical software company specializing in ophthalmology and general medical practices. AMICAS acquired Datamedic in 1999. Mr. Hill does not serve on the board of any other public company.

Stephen N. Kahane, M.D., M.S. Director Chief Executive Officer	Dr. Kahane has served as AMICAS’ Chief Executive Officer since September 2004, as a director since March 2001, and as Chairman since June 2005. Dr. Kahane also served as AMICAS’ President from September 2004 through March 2005 and Vice Chairman from March 2001 to May 2005. He was AMICAS’ Chief Strategy Officer from November 1999 until August 2004. From November 1999 until March 2001, Dr. Kahane also served as President of our E-Health unit. Dr. Kahane also trained and served on the faculty at The Johns Hopkins Medical Center.
Stephen J. Lifshatz Director	Mr. Lifshatz is currently the Chief Financial Officer of Authoria, Inc. Previously, Mr. Lifshatz served as Chief Financial Officer and Senior Vice President of Lionbridge Technologies, Inc, which he joined soon after its founding in 1997 and had the overall responsibility for worldwide accounting, risk management, reporting, and financial control activities of the company. Prior to joining Lionbridge, Mr. Lifshatz was the Chief Financial Officer and treasurer of the Dodge Group. Previously, Mr. Lifshatz spent 15 years with Marcam Corporation in various senior roles, including operations controller, corporate controller, treasurer and Chief Financial Officer as well as president of an operating unit.
David B. Shepherd Director	Since 1990, Mr. Shepherd has been employed by Louis Dreyfus Property Group LLC, an international commercial property company owned by Louis Dreyfus S.A.S., and currently is its Vice President and Chief Financial Officer and holds equivalent positions at various affiliated joint ventures. Mr. Shepherd also is Treasurer and Secretary of LDS Advisors LLC, the sponsor and managing member of LDS Investment Group LLC, a real estate investment fund formed in February 2007. From 1975 until 1990, Mr. Shepherd was a certified public accountant with the audit practice of Ernst & Young LLP.
John J. Sviokla Director	Since September 1998 he has served as vice president of DiamondCluster International (formerly Diamond Technology Partners) and director of the firm’s Innovation efforts. He became a director of DiamondCluster International in August 1999 and since April 2000 has been its vice chairman. DiamondCluster International is a public company. From 1993 to 1998, he was a professor at Harvard Business School. Dr. Sviokla has been a consultant to large and small companies around the world specializing in issues related to information technology adoption, sales force productivity, knowledge management and business performance. He has authored over 100 articles, cases, videos and tele-seminars.

Kevin C. Burns Senior Vice President and Chief Financial Officer	Mr. Burns joined AMICAS in November 2004 and most recently served as the Company’s vice president of finance and corporate development, managing corporate planning and analysis, commercial operations, and corporate development initiatives, including acquisitions and strategic alliances. Prior to joining AMICAS, Mr. Burns was responsible for financial planning and analysis at publicly traded NMS Communications, a telecom equipment provider of technologies and solutions for wireless applications and infrastructure. Previously, Mr. Burns was the director of corporate development at Demantra, Inc. He has also held senior management positions in finance and strategic planning at MAPICS, Inc., a publicly held software company that was ultimately sold to a multi-national company.
Frank Stearns Senior Vice President	Mr. Stearns joined AMICAS in February 2009. Prior to joining AMICAS, from January 2003 to July 2008 Mr. Stearns was executive vice president of client operations at Eclypsis, where he was responsible for the professional services, product support, and technology hosting business units of the company. Previously, from August 1999 to January 2003 he was vice president and partner of consulting services for Cerner, where he managed their regional technology implementation and consulting business. Prior to that, Mr. Stearns held leadership positions at CSC Healthcare, APM Management Consultants, and MediQual Systems.

Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificates for the Shares and any other required documents should be sent or delivered by each shareholder of Emageon or such shareholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer Is:

By Mail:	By Overnight Courier:
StockTrans, Inc.	StockTrans, Inc.
Attn: Re-Organization Dept.	Attn: Re-Organization Dept.
44 West Lancaster Avenue	44 West Lancaster Avenue
Ardmore, PA 19003	Ardmore, PA 19003

Questions or requests for assistance may be directed to the Information Agent at its address and telephone number set forth below or to your broker, dealer, commercial bank or trust company. Additional copies of the Offer to Purchase, this Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished at Purchaser’s expense.

The Information Agent for the Offer is:

Morrow & Co., LLC
470 West Avenue
Stamford, CT 06902

BANKS AND BROKERAGE FIRMS, PLEASE CALL: (203) 658-9400
HOLDERS CALL TOLL FREE: (800) 607-0088
E-Mail: emag.info@morrowco.com